UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Apaus, Inc.

Legal Status of Issuer:

    Form:

C Corporation

    Jurisdiction of Incorporation/Organization:

Texas

    Date of Organization:

July 10, 2025. The Company has been in operation as a Delaware corporation and recently completed a conversion to a Texas corporation.

Physical Address of Issuer:

600 B St
Ste 300
San Diego, CA 92101

Website of Issuer: homecoin.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted: Andes Capital Group, LLC

CIK number of intermediary: 0001348811

SEC file number of intermediary: 008-67202

CRD number, if applicable, of intermediary: 139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

On July 24, 2025, the Company entered into an exclusive Broker-Dealer Listing Agreement with Andes Capital Group, LLC ("Andes"). Consistent with Regulation CF, Andes agrees to: (i) post the Company's Form C and supporting information regarding the Offering (the "Offering Materials") on the Site in connection with the Offering once the Company's Form C has been filed with the SEC; (ii) provide the electronic platform for: the offer and sale of the Shares, including for the Offering Materials to be viewed by the public; communications by and among the Company and its representatives and investors (actual or potential); and posting of other Company materials as BD deems appropriate; (iii) accept record and confirm investor commitments, open accounts for investors, provide offering updates and confirm each investment's terms and commitments to each investor; and (iv) any other services reasonably necessary for BD to carry out its appointment pursuant to the Broker-Dealer Listing Agreement, including any services reasonable, appropriate and customary in the industry to be performed by such an intermediary in undertakings of this nature.

For these services under the Broker-Dealer Listing Agreement , the Company has agreed to pay Andes a fee equal to 3.0% in cash of the aggregate amount raised by the Company, payable at each closing of the Offering, and a one-time expense fee of $2,500 for out-of-pocket expenses incurred by the BD (the "Expense Fee"). The Expense Fee shall cover due diligence and other expenses anticipated to be incurred by Andes in connection with the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Class B Common Stock (non-voting)

Target number of securities to be offered:

29,941 Shares of Class B Common Stock

Price (or method for determining price):

$3.34

Target offering amount:

$100,002.94

Minimum Investment Amount:

$1,002.00 (300 Shares of Class B Common Stock)

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

$5,000,000.00

Maximum number of securities to be offered:

1,497,005 shares of Class B Common Stock

Deadline to reach the offering amount:

July 31, 2026

Disbursement from Escrow: The Issuer reserves the right to request disbursements from escrow at any point, but anticipates that requesting disbursements on a bi-weekly basis once the Target Amount is met. The Escrow account will be organized through Enterprise Bank & Trust ("Escrow Facilitator").

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: The Company has 4 full-time in the US, 11 part-time employees in the US, and approximately 25 full-time employees overseas.

Summary of Audited Financial Information:

	Most recent fiscal year-end (2024)	**Prior fiscal year-end (2023)**
Total Assets	94,596	96,619
Cash & Cash Equivalents	56,611	31,547
Accounts Receivable	22,653	60,959
Short-term Debt	80,244	38,076
Long-term Debt	436,820	357,858
Revenues/Sales	572,424	487,526
Cost of Goods Sold	TBD	TBD
Taxes Paid	0	0*
Net Income	(133,166)	31,003

*92,480 taxable income set off with NOL deduction.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation

Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Apaus, Inc.

By

/s/ Jonathan Minerick

_____

Jonathan Minerick

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation

Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jonathan Minerick

_____

Jonathan Minerick

Chief Executive Officer

 August 19, 2025_____

(Date)

TABLE OF CONTENTS

August 19, 2025

APAUS, INC.

DBA HOMECOIN

FORM C

Up to 1,497,005 shares of Class B Common Stock

$3.34 per Share



Apaus, Inc., dba homecoin ("**homecoin**", the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $100,002.94 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Class B Shares of Common Stock at $3.34 per share (the "**Shares**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by July 31, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Shares will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

We provide flat fee real estate brokerage services, wrapped in a software layer for easy consumption by the end consumer. Our brokerage is active in 22 states, and licensed in 14 more. We currently focus on assisting home sellers in listing their property on the MLS, along with providing various tools, products, and services in support of that goal.

Potential purchasers of the Shares are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Shares are set forth below in the section titled "**The Offering and the Shares**". In order to purchase the Shares, you must complete the purchase process through our intermediary, Andes Capital Group, LLC (the "**Intermediary**"). Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of shares of Common Stock, as further described below. Shares sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each

Investors' beneficial interest in the Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Shares at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Shares at any time for any reason.


LEGEND


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1. Name of issuer: **Apaus, Inc.**

ELIGIBILITY

2. **Apaus, Inc. dba homecoin.com** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of

Rule 202 of Regulation Crowdfunding?   ☐ Yes ☒ No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: invest.homecoin.com

1. The issuer must continue to comply with the ongoing reporting requirements until:

2. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

3. The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

4. The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

5. The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

6. the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Jonathan Minerick	Chief Executive Officer, Director	Chief Executive Officer	11/2009-Present

BIOGRAPHIES



Jonathan Minerick, Chief Executive Officer

- Jonathan Minerick, 44, is the founder and CEO of homecoin.com, a real estate Service-as-Software platform that brings cutting-edge automation and AI to the home-selling process. With over a decade of leadership at the helm of homecoin, Jonathan has transformed the traditionally agent-driven real estate model into a streamlined, transparent, and cost-effective experience for consumers. Under his leadership, homecoin has helped thousands of homeowners reduce commission costs and improve transaction efficiency—while earning Jonathan the distinction of being ranked the #3 individual broker in the United States by RealTrends in 2024.

- Before launching homecoin, Jonathan began his professional career as a Captain in the United States Marine Corps, serving as an aviation logistician at MALS-39. His time in the Marine Corps instilled in him a high level of discipline, technical acumen, and mission-driven leadership—qualities that he later carried into the private sector. After his honorable discharge, he worked as a project engineer at DPR Construction, where he gained valuable experience managing complex building projects across teams and disciplines.

- Jonathan holds a BA from Michigan State University and earned his MBA from the University of Southern California's Marshall School of Business, where he focused on entrepreneurship. His hybrid background in engineering, military operations, and real estate gives him a unique perspective on product development, process optimization, and scaling systems.

- In addition to being a licensed real estate broker in 36 states, Jonathan is also a full stack software developer, building much of the original software behind homecoin himself. His skillset bridges the gap between regulatory compliance, real estate operations, and product innovation—an uncommon combination that enables him to continually iterate and deliver superior outcomes for users.

- Jonathan is passionate about redefining how real estate services are delivered—and believes technology should make buying and selling homes radically simpler and more affordable.



John Cannata, Senior Developer

- John Cannata, 60, is a veteran software engineer specializing in real-time systems and end-to-end solutions. With a career spanning decades, he has earned a reputation for developing innovative, efficient, and scalable software across multiple industries. His expertise in system architecture and mission-critical applications has made him a trusted leader in technology-driven solutions.

- John holds a Bachelor of Science in Electrical Engineering from the University of Southern California, where he built a strong foundation in structured programming systems and computer architecture. He spent 17 years in the disk drive industry, designing software for media inspection equipment, a role that reinforced his deep appreciation for precision, reliability, and efficiency in high-stakes environments. This experience shaped his approach to software engineering, ensuring his solutions are robust and optimized for performance.

- As President of Cannata & Associates, Inc., John has been at the forefront of developing cutting-edge software across diverse industries. His work has ranged from real-time location tracking solutions for hospitals to automated fruit labeling systems, streamlining complex processes with intelligent software automation. Most recently, his expertise has been instrumental in homecoin.com, where he is revolutionizing the home buying and selling experience by making it more accessible, simple, and affordable.



Rob Minerick, Senior Developer

- Rob Minerick, 49, is an accomplished software engineer, technology leader, and entrepreneur with over two decades of experience developing solutions that drive research, streamline business operations, and serve a wide range of clients. He holds a B.S. in Computer Science from Michigan Technological University and an M.S. in Computer Science and Engineering from the University of Notre Dame. Throughout his career, Rob has blended deep technical expertise with leadership roles, most recently serving as Software Engineer at homecoin.com and previously as Chief Information Officer at Microdevice Engineering LLC, as well as President of Boundary Labs LLC.

- While at Microdevice Engineering, Rob developed the MDRBC Analysis System, facilitating experimental data analysis and enabling tracking of individual microdevices throughout their lifecycle. He also created an innovative red blood cell identification system for tracking and categorizing the responses of red blood cells in dielectrophoretic fields, supporting advanced blood typing research. His portfolio includes the creation of integrated accounting and order management systems, enterprise scheduling and customer management portals that integrate with platforms like Microsoft Great Plains, and handheld inventory management solutions for use in large-scale retail environments. Rob's early research at Notre Dame produced notable operating system extensions, such as the Power Aware Run-Time System (PARTS) and contributions to the MONA file system.

- Rob has also made significant contributions to the consumer software space, including the development of Focus Dashcam Organizer for macOS and iOS, as well as publicly available applications like Dossier and Memoir under the Boundary Labs brand. He has designed and implemented custom integrations for industry, such as inventory control systems and disaster response software that was used in the cleanup efforts following Hurricane Katrina. His work often combines robust backend engineering with thoughtful, user-focused interface design, resulting in solutions that endure and scale.

- A strong advocate for using technology to advance research, education, and community goals, Rob has delivered database and monitoring systems for solar energy research, as well as web applications to facilitate disaster recovery. His expertise in website and content management systems has benefited dozens of universities, research centers, industry clients, and non-profit organizations nationwide. Rob's commitment to delivering tailored, innovative solutions has made him a valued partner to clients ranging from academic institutions and government agencies to private businesses and public sector organizations.



Kirsten Uy, Operations Manager

- Kirsten Uy, 29, has risen from an entry-level role to her current position as the Operations Manager of homecoin.com, within just six years at the company. With a strong foundation in analytical thinking and human behavior, Kirsten brings a unique blend of precision, empathy, and process-oriented leadership to her role.

- Kirsten is a graduate of the University of California, San Diego, where she earned her degree in Cognitive Behavioral Neuroscience and minored in Psychology. Her academic background sharpened her ability to analyze complex systems, identify patterns, and understand the human dynamics that drive effective team performance—skills that continue to serve her well in operations.

- Since joining the company, Kirsten has consistently taken initiative and delivered results across departments. Her deep understanding of workflows, coupled with a hands-on knowledge of the company's systems and culture, has made her an invaluable asset in streamlining processes, improving internal communication, and supporting cross-functional teams. Her journey from data entry to operations management is a testament to her adaptability, dedication, and natural leadership.

- Kirsten's leadership style is empathetic, data-informed, and results-oriented. She believes in empowering individuals through clear communication, growth opportunities, and shared accountability. She is passionate about optimizing operations to support both company growth and employee success. Known for her calm, solution-driven approach, she thrives in fast-paced environments and is committed to building systems that make work more efficient, scalable, and human-centered.

BUSINESS PLAN

Smart Home Selling: $95 to List on the MLS with the Nation's #3 Listing Agent

homecoin provides flat fee real estate brokerage services, wrapped in a software layer for easy use by home buyers and sellers. Our brokerage is active in 22 states, and licensed in 14 more. We currently focus on reducing significant costs to home sellers by listing their property on the MLS for a flat fee, along with providing various tools, products, and services in support of that goal. Our clients can bypass seller agent brokerage fees which are usually tied to a percentage of the sales price of the property.

homecoin believes that the agent-centric model of real estate will give way to a software-centric model and that shift will be accelerated by Artificial Intelligence ("AI"). Since the current agent-centric model has little incentive to replace itself, the Company also believes that it has an opportunity to be a first-mover in this segment.

homecoin Lists Your Property on the MLS At a Huge Savings

The Multiple Listing Service (MLS)

The MLS is a real estate agent database where properties for sale are listed. The MLS provides the ability to feed listings to all the major websites, including Zillow, Redfin, Realtor.com, Homes.com, and many more. Home buyers may prefer and use different websites to search for homes, but all websites connect to the MLS for real estate listings. All the property-specific information displayed on these major real estate websites is pulled directly from the MLS. Further, real estate agents use the MLS to search for properties for their buyers.

The MLS gets your property in front of buyer's agents. According to the National Association of Realtors, over 86% of buyers have an agent (https://www.nar.realtor/research-and-statistics/quick-real-estate-statistics). Buyers' real estate agents don't rely on consumer websites for property specific information. Buyer's agents rely on the MLS and automated reports it can produce.

Traditional Costs and Limitations Associated with the MLS

To maximize a property's marketability, it is imperative that properties for sale be listed on the MLS. However, there are restrictions and limitation involved with the MLS that make it difficult to impossible to list your property on the MLS. Only a licensed real estate agent can list a property on the MLS. The traditional method of buying or selling a property involved engaging a licensed real estate agent who can access the MLS for either listing a seller's property for sale or to gather property information for buyers looking for specific needs. However, the vast majority of real estate brokers will charge a commission based on a percentage of the purchase price of the property. Percentages can range from 1-10% resulting in a commission of tens of thousands of dollars.

Further, there are hundreds of MLS systems in the United States and each has its own rules, database, and real estate association members. A home seller will want to list their property on the specific MLS that covers the local area where the home is listed.

homecoin Solutions

By spending a small amount of time and paying a small fee, you can avoid thousands of dollars in listing agent commission costs. Best of all, it is fairly easy to do and can be done from the comfort of your couch. Listing on the MLS yourself is truly a secret to building wealth that few homeowners are aware of.

We are the #3 listing agent in the United States and we help thousands of sellers save millions of dollars in commissions each year (https://www.realtrends.com/ranking/best-real-estate-agents-united-states/individuals-by-sides/).

homecoin is a licensed real estate broker in 22 states and is continuously adding states. By submitting your property to the MLS in your area, local agents will be able to reach out to you directly with showing requests, questions, and about any offers of compensation.

homecoin's flat fee MLS services provide property sellers with low cost on the most important element of marketing, the visibility. By simply getting a property on the MLS, a seller is putting their property in front of thousands of real estate brokers and potentially millions of potential purchasers searching for properties on consumer real estate websites.

Add-ons to the flat fee MLS listing include a $99 Review Package (which includes 1 hour of live support, listing review, and a dedicated staff member), or a more substantial Full Service package for $299 that includes a dedicated staff member to create the listing on behalf of the owner. homecoin is proud to assist buyers and sellers with additional free or low cost real estate services. homecoin will organize lockbox services, photography services, post rental for small fees. As part of homecoin's services, at no further cost, a customer will receive reports on comparable properties, a home value report, email and telephone call forwarding, a sign (with post rental), and real estate transaction disclosures. Should a homecoin customer determine that they need additional guidance, including that from a licensed agent, the homecoin staff will be able to assist. If the homecoin customer believes they need localized guidance, homecoin can also provide a connection to a local agent.

homecoin is a Leader in the Next Revolution in Software Based Real Estate Sales.

homecoin is built on a unique software platform. Consistent with the Company's strategy, the software platform is designed to assist the buyers and sellers to manage their real estate marketing and transaction. The proprietary platform (the



"*Platform*") has been developed by the in-house homecoin team and is constantly adding features and components designed to make the real estate transaction simpler and efficient. Future iterations of the homecoin website will include an expanded ability for buyers to submit offers on any property, escrow management software, and the native incorporation of ancillary services such as mortgage, title, and escrow services.

homecoin was founded with the idea that if buyers and sellers were to manage their own real estate transaction, they would benefit greatly from a user-friendly software interface that would provide all the components of a successful real estate transaction. The Platform is web application that provides a public listing of the property including photographs and all relevant information such as offering price, property description, floorplans, maps, and contact information. However, the Platform also offers homecoin customers a more robust offering, communication, and transaction management system.

19

homecoin customers can organize and edit their online listing through the Platform. The Platform contains a communication portal where the public can reach out to sellers with questions about the listed property. Sellers can access listing and traffic analytics through the Platform to get information about who is viewing the listed property. Public users of the online Platform can request property showings. For sellers who cannot be present at the property, homecoin also offers connections to a variety of local third party companies who simply show properties of behalf of sellers.

We also provide remote licensed agent support to home buyers and sellers throughout the transaction process. Our service combines self-service tools with expert assistance from licensed real estate professionals—without the high cost of traditional commissions.
Our Licensed agents assist with:
- Writing and reviewing offers and counteroffers
- Handling disclosures, contracts, and state-required forms
- Navigating contingencies, inspections, escrow, and closing
- Ensuring compliance with real estate laws and best practices

All support is delivered remotely, providing nationwide access and flexible communication via phone, email, and digital messaging.

Clients choose from two transparent pricing options:
- $149/hour, billed as needed
- $2,999 flat fee, due only at closing

How We Compare to Traditional Real Estate Fees

Example Home Sale Price	Traditional Seller Agent (3%)	homecoin Flat Fee	Potential Seller Savings
$300,000	$9,000	$95 - $3,499	Up to $8,905
$500,000	$15,000	$95 - $3,499	Up to $14,905
$750,000	$22,500	$95 - $3,499	Up to $22,405
$1,000,000	$30,000	$95 - $3,499	Up to $29,905

By drastically reducing transaction costs, homecoin.com empowers homeowners and buyers to retain more equity while still benefiting from licensed professional support.

Artificial Intelligence (AI)

homecoin is actively expanding its use of Artificial Intelligence (AI) to enhance the capabilities of its platform and improve the customer experience. Currently, AI is integrated into the platform to assist users with common support inquiries, enabling faster and more scalable customer service.

Looking forward, the Company is developing a significantly more advanced AI offering. This next-generation AI integration will extend beyond general support to provide conversational guidance related to real estate transactions and eventually offer insights tied to specific properties. The objective is to equip users with intelligent, real-time assistance for drafting offers, understanding disclosures, and navigating the complexities of home sales—backed by a context-aware AI system trained on both general legal frameworks and regional market nuances.

To support this initiative, upon the successful completion of this Regulation CF offering, the Company plans to more than double its team, hiring additional software engineers and AI specialists to accelerate development and implementation of its AI roadmap.

This investment in AI is intended to help homecoin remain a technology leader in the real estate industry and to further reduce the cost and complexity of buying or selling a home.

homecoin Packages

The cost to list on the MLS through a flat fee agent can vary based on the state and MLS. Some less populated states have very few flat fee agents (e.g. North Dakota) due to the lack of business to support the model. Additionally, sometimes the local MLS is very small and there may not be a flat fee agent available, or the only agent available needs to charge a higher fee to cover the cost of being an MLS member.

Flat fee agents usually offer 3 different packages. Below is the typical offering for a flat fee agent to list on the MLS. We have also included our single package to show why we think you should consider us.

	homecoin.com	Competitor A	Competitor B	Competitor C
Cost	$95	$99	$149	$199-$399
Listing Length	12 Mo	3-6 Mo	6 Mo	6-12 Mo
Free to Cancel?	Yes	Varies	Varies	Varies
Photos	25+	1-6	6-25+	25+
Free Changes	10	0 - ?	Varies	Varies
Free Disclosures	Yes	No	Varies	Varies
Free Showing Service (Subject to Availability)	Yes	No	Varies	Varies
All Websites Included	Yes	Yes	Yes	Yes

Free Auto Call Forwarding	Yes	Often unavailable or costs more	Often unavailable or costs more	Often unavailable or costs more
Free Auto Email Forwarding	Yes	Often unavailable	Often unavailable	Often unavailable
Your Contact Info In MLS	Yes	Varies	Varies	Varies
Buyer Leads Go Direct To You	Yes	Varies	Varies	Varies

Future Development Plan

In this Offering, the Company is seeking to raise money to expand and improve its current business. homecoin believes that the agent-centric model of real estate will give way to a software-centric model and that shift will be accelerated by AI. The Company believes this future development plan will position homecoin as a leader in the software-centric real estate industry. The Company also plans to continue to expand its footprint across the US and offer flat fee services to all 50 states. To increase awareness of the homecoin approach to brokerage, homecoin will invest a portion of the proceeds of this Offering building its marketing team and efforts.

The Company will continue iterating on our software platform, adding new features and services which will grow its potential customer base with the goal of being a viable alternative to traditional real estate agents for the mainstream consumer. This will include further implementation AI, prioritizing the simplest aspects of the company first, such as level 1 Customer Support, with the goal of reaching an AI model that supports home sales and purchases. In furtherance of these plans, the Company plans to hire as many as four additional software engineers, including two with specialties in AI.

RISK FACTORS

An investment in our Shares involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.

You should carefully consider each of the following risk factors and all of the other information set forth in this Form C. Based on the information currently known to us, we believe that the following information identifies the material risk factors affecting our Company and our common stock. The events and consequences discussed in these risk factors could, in circumstances we may not be able to accurately predict, recognize, or control, have a material adverse effect on our business, growth, reputation, prospects, financial condition, operating results, cash flows, liquidity, and stock price. Please be advised that past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in the future.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

INVESTMENT RISKS

The Offering Price and Minimum Investment Amount have been arbitrarily determined by the Company and do not reflect the value of the assets that have been developed or be developed by the Company.

The Offering price per Share and the Minimum Investment Amount have been arbitrarily determined by the Company and do not bear any relationship to the assets that have been developed or acquired by the Company or any other established criteria or indicia for valuing a business. The Company may (in its sole and absolute discretion) accept or require a lesser or greater Minimum Investment Amount. In addition, the assets that are to be acquired by the Company could have a higher or lower value than the Offering price, which may result in the valuation of the Company being lower or higher than the Offering price.

Investment in the Shares is speculative, and each Investor assumes the risk of losing his, her, or its entire investment.

Investment in these Shares is speculative, and by investing, each Investor assumes the risk of losing the entire investment. Accordingly, only Investors who are able to bear the loss of their entire investment and who otherwise meet the Investor Suitability Standards for crowdfunding should consider purchasing these Shares.

There is limited transferability of Shares and no public market for the Shares.

There is no public market for the Shares, and none is expected to develop in the future. Even if a potential buyer could be found, the transferability of these Shares may be limited. Any sale or transfer of these Shares also requires compliance with federal and state securities laws. Investors must be capable of bearing the economic risks of this investment with the understanding that these Shares may not be liquidated by resale or redemption and should expect to hold their Shares as a long-term investment.

There is no guarantee of reaching the Minimum Offering Amount or the Maximum Offering Amount.

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There is no assurance that the Company will obtain capital investments equal to the Maximum Offering Amount. In addition, receipt of capital investments of less than the Maximum Offering Amount may reduce the ability of the Company to spread investment risks through diversification of its real estate property asset portfolio or debt portfolio.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

Investors purchasing the Shares in this Offering may be significantly diluted as a consequence of subsequent financings.

The Shares offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Shares will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company Shares.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Shares

There is currently no trading market for our securities. An active market in which Investors can resell their Shares may not develop.

There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Shares have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Shares. Neither the Offering nor the Shares have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Shares will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Shares may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Shares for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Shares and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Shares with reference to the general status of the securities market and other relevant factors. The Offering price for the Shares should not be considered an indication of the actual value of the Shares and is not based on our net worth or prior earnings. We cannot guarantee that the Shares can be resold at the Offering price or at any other price. Investors purchasing the Shares will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, Jonathan Minerick beneficially owns 76% of outstanding Class A Common Stock of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Shares that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Shares have no voting rights. You will have no control over the direction of the Company.

The Shares shall have no voting rights except as may be required by the Texas Business Organizations Code or other applicable law. The holders of the Class A Common Stock of the Company do have voting rights. The Shares do not entitle the holder to vote on any matter presented to the Company's shareholders, including but not limited to:

● Election of directors

● Approval of major corporate transactions

● Amendment of the Company's certificate of formation or bylaws

● Any other matter requiring shareholder approval

Investors purchasing the Shares in this Offering may be significantly diluted as a consequence of subsequent financings.

The Shares offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Shares will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company Shares.

Risks Associated with the Company's Business

The Company depends on highly skilled personnel, and if the Company is unable to hire, integrate and retain its personnel, it may not be able to execute its business plan or address competitive challenges.

The Company's future success will depend upon its ability to attract, hire, integrate and retain highly skilled personnel, including senior management, engineers, designers, and customer support. Competition for highly skilled personnel is intense. The Company will compete with many other companies for engineers, designers with meaningful and relevant experience in designing, developing and managing software, as well as for skilled marketing, operations and customer support professionals, and it may not be successful in attracting and retaining the professionals it needs.

The Company may need to invest significant amounts of cash to attract and retain new and highly skilled employees and may never realize returns on these investments. If the Company is not able to effectively hire, train and retain employees, its ability to achieve its strategic objectives will be adversely impacted and its business, financial condition and results of operations will be harmed.

The Company's future performance depends on the continued services and contributions of its Chief Executive Officer, Jonathan Minerick, who is critical to the development of the Company's business and growth strategy, the failure to properly develop or manage succession plans or develop leadership talent or the loss of services of key employees could significantly delay or prevent the achievement of the Company's strategic objectives. From time to time, there may be changes in the Company's senior management team resulting from the hiring or departure of executives, which could disrupt the Company's business.

The loss of one or more of the Company's key employees (including any limitation on the performance of their duties or short term or long term absences as a result of illness) could adversely affect the Company's business, financial condition and results of operations.

Our senior management and technical team, who are also our primary shareholders, have historically received minimal or below-market compensation in order to support the company's early-stage growth and capital constraints. While this commitment has been instrumental in building the foundation of our business, it also presents a material risk.

To retain these key team members and align their compensation with market standards, we anticipate that the company will incur significantly increased payroll and benefits expenses in the future. These additional costs may include deferred compensation, bonuses, or long-term equity incentives. If the company is unable to generate sufficient revenue or raise adequate funding to support these future compensation obligations, we may face challenges in retaining critical talent, which could adversely affect our operations, product development, and strategic execution.

Additionally, because the senior team holds a substantial equity stake in the company, any departure or reduction in involvement by one or more of these individuals could materially impact investor confidence and the company's future direction.

To meet personal financial obligations and compensate for periods of underpayment, members of the senior team may seek to sell a portion of their personal shareholdings in the company. Such secondary share sales, particularly if concentrated or perceived as a signal of insider uncertainty, could create downward pressure on the share price or affect investor sentiment.

The growth of the Company's business will depend on its ability to attract interested consumers and retain them as customers. If the Company cannot attract new users or retain its customers, its revenue could decline and its business, financial condition and results of operations could be harmed.

The Company' s ability to achieve growth in revenue in the future will depend, in large part, upon our ability to attract new interested persons to our services and retain existing users of our services and Platform. Achieving growth in the Company's users may require the Company to increasingly engage in sophisticated and costly sales and marketing and promotional efforts, which may not make sense in terms of return on investment. The Company may use a variety of free and paid marketing channels, in combination with compelling offers to achieve its objectives. For paid marketing, the Company may leverage a broad array of advertising channels, including television, radio, social media influencers (brand ambassadors), social media platforms, such as Facebook, Instagram, Twitter and Snapchat, affiliates and paid and organic search, and other digital channels, such as mobile display.

The Company's business model is based on offering lower costs and improving efficiencies of real estate transactions. If the real estate industry experiences market conditions resulting in fewer real estate transactions value of our Company and the Shares may be adversely affected.

Because real estate, like many other types of long-term investments, historically has experienced significant fluctuations and cycles in value, specific market conditions may result in occasional or permanent reductions in the real estate transactions. The real estate market can be affected by many factors beyond the control of the Company, including (without limitation):

1. Changes in global, national, regional, or local economic conditions;
2. Changes in supply of or demand for competing properties in an area (e.g., as a result of over-building);
3. Changes in interest rates; and
4. Unavailability of mortgage funds that may increase borrowing costs and/or render the sale of a property difficult.

Current global financial and economic conditions have been characterized by increased volatility, inflationary pressures, rising interest rates, tightening credit markets, and geopolitical instability. There is no assurance that we will be able to anticipate, mitigate, or adapt to these external financial pressures in a timely or effective manner. Prolonged market instability could materially and adversely affect our ability to execute our business plan and deliver returns to investors.

These conditions have created uncertainty across capital markets and consumer behavior, which may negatively affect our business operations, fundraising prospects, liquidity, and overall financial condition.

Volatility in the broader economic environment could lead to reduced investor appetite, slower customer adoption, supply chain disruptions, or increased costs of capital. In addition, deteriorating market conditions may limit our ability to raise additional funding, force us to raise capital on unfavorable terms, or impair the valuation of our business.

The Company will rely on a number of cloud service providers, infrastructure providers and data centers to deliver its solutions. Any disruption of service by these providers or at these facilities could harm our business, financial condition and results of operations.

The Company will rely on a number of cloud service providers and third-party data center facilities. The Company does not control the operation of these facilities. The Company may in the future experience failures at the third-party data centers where its platform is deployed. Data centers are vulnerable to damage or interruption from human error, cyber-crimes, computer viruses and other intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. A prolonged service disruption affecting its data centers or cloud-based services for any of the foregoing reasons would negatively impact its ability to serve its customers and could damage its reputation with current and potential customers, expose the Company to liability, cause it to lose customers or otherwise harm the business. The Company may also incur significant costs for using alternative providers or taking other actions in preparation for, or in response to, events that damage the third-party hosting services we use. Changes in law or regulations applicable to data centers in various jurisdictions could also cause a disruption in service. Similarly, if the Company is unable to utilize cloud services, it could experience delays or disruptions. The occurrence of any of these events or other unanticipated problems with these providers or at these facilities could result in loss of data (including personal information), lengthy interruptions in the availability of its solutions and harm to its reputation and brand.

The Company's information technology and other systems are subject to cyber security risk, including misappropriation of employee information, customer information or other breaches of information security.

The Company will rely on information technology and other systems, including its systems and those of service providers and third parties, to manage its business and employee data and maintain and transmit customers' personal and financial information, credit card data, and credit card funds transmissions.

The Company's information and processes and those of its service providers and other third parties, are subject to the ever-changing threat of compromised security, in the form of a risk of potential breach, system failure, computer virus, or unauthorized or fraudulent use by customers, company employees, or employees of third-party vendors. The steps the Company takes to deter and mitigate the risks of breaches may not be successful, and any resulting compromise or loss of data or systems could adversely impact operations or regulatory compliance and could result in remedial expenses, fines, litigation, disclosures, and loss of reputation, potentially impacting its financial results.

Further, as cyber-attacks continue to evolve, the Company may incur significant costs in its attempts to modify or enhance protective measures or investigate or remediate any vulnerability. Increased instances of cyber-attacks may also have a negative reputational impact on the Company and that may result in a loss of customer confidence and, as a result, may have a material adverse effect on its financial condition, results of operations, and cash flows. Any failure to prevent or mitigate security breaches or cyber risk could result in interruptions to the services the Company provides, degrade the user experience, and cause its users to lose confidence in its products. The unauthorized access, acquisition or disclosure of consumer information could compel the Company to comply with disparate breach notification laws and otherwise subject it to proceedings by governmental entities or others and substantial legal and financial liability. This could harm the Company's business and reputation, disrupt its relationships with partners and diminish its competitive position.

If Internet and other technology-based service providers experience service interruptions, the Company's ability to conduct its business may be impaired and its business, financial condition and results of operations could be adversely affected.

The Company's success depends upon the general public's ability to continuously access the internet. A substantial portion of the Company's business relies upon internet infrastructure provided by third parties, including internet service providers and other technology-based service providers. If internet service providers experience service interruptions, including because of cyber-attacks, or due to an event causing an unusually high volume of internet use (such as a pandemic or public health emergency), communications over the internet may be interrupted and impair the Company's ability to conduct its business. Any difficulties these providers face, including the potential of certain network traffic receiving priority over other traffic (i.e., lack of net neutrality), may adversely affect the Company's business. Any system failure as a result of reliance on third parties, such as network, software or hardware failure, including as a result of cyber-attacks, which causes a loss of the Company's users' property or personal information or a delay or interruption in its online services and products and e-commerce services, including its ability to handle existing or increased traffic, could result in a loss of anticipated revenue, interruptions to its application, cause it to incur significant legal, remediation and notification costs, degrade the customer experience and cause users to lose confidence in the application, any of which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Privacy regulations continue to evolve, and the Company will take steps to comply by implementing processes designed to safeguard the confidential and personal information of our business, employees and customers.

The Company's application will require it to collect non-public personal, financial transaction, and or other information relating to its users. To the extent that the Company collects, controls, or processes such information, federal, state, and foreign privacy laws and regulations, including without limitation the California Consumer Privacy Act, the General Data Protection Regulation and the Personal Information Protection and Electronic Documents Act, requires the Company to make disclosures regarding its privacy and information sharing practices, safeguard and protect the privacy of such information, and, in some cases, provide users the opportunity to "opt out" of the use of their information for certain purposes, any of which could limit the Company's ability to leverage existing and future databases of information which could have a material adverse effect on the Company's financial condition, results of operations, and cash flows. Changes to consumer privacy laws may require the Company to change its business practices or expend significant amounts on compliance with such laws. The Company must comply with federal, state, and foreign requirements regarding notice and consent to obtain, use, share, transmit and store such information. To the extent that the Company fails to comply with applicable consumer protection and data privacy laws, it may become subject to actions by individuals or regulatory authorities, which may result in the payment of fines or the imposition of other monetary or non-monetary penalties.

The Company will rely heavily on the reliability, security and performance of our Platform. If our Platform contains serious errors or defects, or if the Company has difficulty maintaining the Platform, the Company may lose revenue and market acceptance.

The reliability and continuous availability of the software underlying the Company's application is critical to its success. However, software technology is complex and often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Any third-party software the Company incorporates into its application may have similar deficiencies. Despite internal testing, the Company's application may contain serious errors or defects, security vulnerabilities or software bugs that it may be unable to successfully correct in a timely manner or at all, and any ensuing disruptions could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance and damage to its reputation and brand, any of which could have an adverse effect on its business, financial condition and results of operations.

The Company cannot assure you that our application will not contain defects. Any real or perceived errors, failures, vulnerabilities, or bugs in our application could result in negative publicity or lead to data security, access, retention or other performance issues, all of which could harm its business. The costs incurred in correcting such defects or errors may be substantial and could harm its business. Moreover, the harm to its reputation and legal liability related to such defects or errors may be substantial and could similarly harm its business.

The Company will rely on search engines, social networking sites and online streaming services to attract a meaningful portion of its customers, and if those search engines, social networking sites and online streaming services change their listings or policies regarding advertising, or increase their pricing or suffer problems, it may limit the Company's ability to attract new users.

The Company's users will locate our platform through internet search engines, such as Google, and advertisements on social networking sites and online streaming services, such as Instagram and YouTube as an alternative to typing the Company's website address directly into a web browser navigation bar. Changes in these customer behaviors or practices may potentially result in reduced traffic to the Company's website. Moreover, if the Company is listed less prominently or fails to appear in search results for any reason, visits to the Company's website could decline significantly, and the Company may not be able to replace this traffic. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If the search engines on which the Company relies for algorithmic listings modify their algorithms, the Company may appear less prominently or not at all in search results, which could result in reduced traffic to its website that it may not be able to replace.

The Company may be unable to obtain, maintain and protect its intellectual property rights and proprietary information or prevent third-parties from making unauthorized use of the Company's intellectual property. A failure to obtain, maintain, protect or enforce intellectual property and proprietary rights could impair the Company's ability to protect its proprietary technology and its brand.

The Company plans to obtain, maintain, protect and enforce its intellectual property rights, including any proprietary technology, know-how and its brand. The steps it takes to obtain, maintain, protect and enforce such intellectual property rights may be inadequate. If the Company fails to protect its intellectual property rights adequately, the Company's competitors could gain access to this proprietary technology and develop and commercialize substantially identical products, services or technologies. In addition, defending our intellectual property rights might entail significant expense. The Company cannot assure you that its technology, know-how or its brand will result in securing intellectual property protection. If the Company gets involved in intellectual property disputes, the Company may be subject to unplanned increases costs potentially significant liability.

The real estate industry and adjacent technology sectors are rapidly evolving. If we cannot address the evolution of these sectors that we rely on, the Company may be negatively impacted.

If we fail to keep pace with changes in technology, platform expectations, or the needs of property owners, buyers, or partners, we may lose relevance in the market. Our inability to effectively develop or integrate new tools, features, or processes could lead to decreased adoption, lost revenue opportunities, and ultimately, a material adverse effect on our business, operating results, and financial condition.

The market in which the Company will participate is competitive, and if it does not compete effectively, its business, financial condition, and results of operations could be harmed.

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The market in which the Company operates is highly competitive. Specifically, the Company will face competition as a result of:
- other companies' internal development of alternative applications, including other real estate companies;
- payment terms offered by the Company's competitors, some of whom may offer more favorable payment terms to real estate customers;
- mergers, acquisitions and other strategic relationships amongst the Company's competitors which may allow them to provide more comprehensive applications or achieve greater economies of scale than the Company, and may introduce new competitors in its market;

The Company's competitors may have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets and greater financial and operational resources than the Company has. The Company cannot assure you that it will not be forced to engage in price-cutting or revenue limiting initiatives, change payment terms or increase its advertising and other expenses to attract and retain customers in response to competitive pressures. For all of these reasons, the Company may not be able to compete successfully against future competitors, which could result in the failure of its application to achieve or maintain market acceptance, which would harm its business, financial condition, and results of operations.

Our business model operates within a complex and evolving regulatory landscape, particularly as it relates to real estate licensing laws and regulations. If we are unable to successfully navigate changing regulatory rules and requirements, our business could be adversely affected.

We are subject to federal, state, and local laws that govern real estate brokerage, advertising, commissions, and consumer protection. These laws vary significantly by jurisdiction and are subject to change, reinterpretation, or enforcement actions at any time.

Currently, a complaint has been filed against us with the Missouri Real Estate Commission that challenges whether our business model complies with Missouri's real estate minimum service laws. This complaint could result in regulatory enforcement actions, fines, licensing restrictions, or legal requirements that may impact our ability to operate in Missouri, a state that may be material to our operations. The outcome of this complaint is uncertain and may set precedent affecting how we operate in other jurisdictions.

Moreover, any changes in real estate licensing statutes, rules issued by real estate commissions, or enforcement priorities — at the local, state, or federal level — could impose additional compliance costs, restrict core aspects of our business model, or require significant changes to our operations. If we are found to be in violation of any such regulations, we could be subject to cease and desist orders, civil penalties, loss of licensure, or litigation, any of which could materially harm our business, financial condition, and prospects.

The industry in which we operate—real estate and real estate technology—is rapidly evolving, with frequent changes in consumer behavior, competitive landscape, and regulatory frameworks.

As an early entrant with a novel business model, we are pursuing a first-mover strategy aimed at capturing market share before competitors establish dominance. This strategy may require us to scale quickly, enter new markets, build infrastructure, and invest heavily in customer acquisition, product development, and compliance systems.

Executing such a strategy may result in the need to raise additional capital, potentially on terms that differ from those offered in this Offering. Future funding rounds could involve the issuance of preferred securities with liquidation preferences, dilution effects, or other rights that are more favorable to new investors than those offered to current crowdfunding participants.

Additionally, to maintain or grow our market position, we may need to operate at a substantial net loss for an extended period of time. There is no guarantee that we will achieve profitability or positive cash flow, and our business model may require ongoing external capital to remain competitive. If we are unable to raise sufficient capital in the future or fail to manage the risks associated with rapid scaling, our business, financial condition, and investor returns could be materially and adversely affected.

Our management team does not have prior experience managing a company subject to ongoing public reporting obligations, such as those required under Regulation Crowdfunding or any other securities laws. As a result, there may be a learning curve in establishing and maintaining compliance with legal, financial, and operational reporting requirements, including those related to financial disclosures, investor communications, and recordkeeping.

This lack of experience increases the risk of errors, delays, or omissions in our required filings or disclosures, which could result in regulatory penalties, reputational harm, or a loss of investor confidence. While we intend to engage experienced advisors, legal counsel, and accounting professionals to support our compliance efforts, there can be no assurance that we will be able to do so in a timely or cost-effective manner.

Investments made through this Regulation Crowdfunding offering may be subject to processing or transaction fees charged by the funding portal or intermediary. These fees could cause you to incur a capital gain on the full value of your investment.

These processing or transaction fees are typically added on top of the amount you choose to invest but may not be included in your cost basis for tax purposes. As a result, you could incur a capital gain on the full value of your investment even though you paid more than the amount recorded as your equity or security purchase. Investors are strongly advised to consult with a tax advisor regarding the proper treatment of any investment-related fees and how they may affect your personal tax situation, including cost basis, capital gains, or losses.

While we carry certain types of insurance, we may not maintain sufficient coverage to protect against all potential losses or liabilities associated with our business operations.

Our insurance policies may include significant deductibles, exclusions, or coverage limits, and may not cover certain types of risks such as cyberattacks, regulatory actions, or business interruption. A significant uninsured loss or a liability in excess of our insurance coverage could have a material adverse effect on our financial condition, business, or prospects.

Any financial forecasts or projections provided in connection with this offering are based on a number of assumptions and expectations that are inherently uncertain and subject to change.

These projections are not guarantees of future performance and may differ materially from actual results. Factors such as market dynamics, competitive pressures, regulatory developments, and operational challenges may cause actual outcomes to vary significantly. Investors should not rely on our projections as assurances of profitability, revenue, or future growth.

Our brand and reputation are critical to our ability to attract and retain users, customers, partners, and investors. The failure to protect and strengthen our brand and reputation could have a negative effect on our Company's operations.

Negative publicity, customer dissatisfaction, regulatory scrutiny, or public criticism—whether accurate or not—could significantly damage our brand and erode trust in our business. Reputational harm could limit our ability to grow, reduce user engagement, and adversely affect our competitive position and financial performance.

As part of our growth strategy, we may acquire or invest in other businesses, technologies, or assets. These acquisitions or investments, or the financing to support them, may negatively impact or operating results and investor returns.

Any such acquisition could require significant management time and resources, distract from day-to-day operations, and introduce integration challenges. Acquisitions may also involve unknown liabilities, regulatory hurdles, or cultural misalignment, and may not achieve the intended strategic or financial benefits. Additionally, issuing equity or debt to finance acquisitions could dilute existing stockholders or strain our financial position, negatively impacting our operating results and investor returns.

SUMMARY OF THE OFFERING

The Company is currently seeking to raise funding of up to $5,000,000 through the sale of up to 1,497,005 shares of Common Stock. In this Offering, the Company is seeking to raise money to expand and improve its current business. homecoin believes that the agent-centric model of real estate will give way to a software-centric model and that shift will be accelerated by AI. The Company believes this future development plan will position homecoin as a leader in the software-centric real estate industry. The Company also plans to continue to expand its footprint across the US and offer flat fee services to all 50 states. To increase awareness of the homecoin approach to brokerage, homecoin will invest a portion of the proceeds of this Offering building its marketing team and efforts.

The Company will continue iterating on our software platform, adding new features and services which will grow its potential customer base with the goal of being a viable alternative to traditional real estate agents for the mainstream consumer. This will include further implementation AI, prioritizing the simplest aspects of the company first, such as level 1 Customer Support, with the goal of reaching an AI model that supports home sales and purchases. In furtherance of these plans, the Company plans to hire as many as four additional software engineers, including two with specialties in AI.

The Company has utilized Test the Waters communications in compliance with Rule 206 of Regulation CF. These communications are exhibited at Exhibit G.

OWNERSHIP AND CAPITAL STRUCTURE

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Jonathan Minerick	Class A Common Shares	17,085,000	76%	76%
John Cannata	Class A Common Shares	2,250,000	10%	10%
Robert J. Minerick	Class A Common Shares	1,125,000	5%	5%

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Adrienne Minerick	Class A Common Shares	1,125,000	5%	5%
Margaret Minerick	Class A Common Shares	675,000	3%	3%
Robert F. Minerick	Class A Common Shares	225,000	1%	1%
Vortimac Software LLC	Class A Common Shares	15,000	< 1%	< 1%

DESCRIPTION OF COMPANY SECURITIES

Classes of Securities of the Company

The Company has authorized two classes of common shares, Class A Common Shares and Class B Common Shares. This Offering is for Class B Common Shares.

Please note that the following is a summary of the rights granted to an Investor and is not exhaustive. For a complete description of all rights associated with Company Class B common share ownership, please see Exhibit C "Articles of Incorporation", Exhibit D "Bylaws", and Exhibit E the "Class B Shareholder Agreement".

Class B Common Shares

Investors who purchase Class B Common Shares will be required to review and execute the Class B Shareholder Agreement (the "**Shareholder Agreement**"), attached to these Offering Documents as Exhibit E.

Non-Voting Rights:

The Shares shall have no voting rights except as may be required by the Texas Business Organizations Code or other applicable law. The Shareholder acknowledges that the Shares do not entitle the holder to vote on any matter presented to the Company's shareholders, including but not limited to:

● Election of directors

● Approval of major corporate transactions

● Amendment of the Company's certificate of formation or bylaws

● Any other matter requiring shareholder approval

Dividend Rights:

Subject to the terms of the Shareholder Agreement and the Company's Articles of Incorporation, the Shares shall be entitled to:

● Participate in dividends, when and if declared, by the Board on a pro rata basis with other shares of Class B Common Stock;

● Participate in distributions upon liquidation on a pro rata basis with other shares of Class B Common Stock, after satisfaction of any preferences of senior securities.

Class B Common Stock shall have no dividend preferences over other classes of common stock, except as may be specifically provided in the Company's organizational documents.

Transfer Restrictions:

Shares acquired pursuant to this Offering are subject to the transfer restrictions and resale limitations imposed by federal securities laws, including a one-year holding period under 17 CFR § 227.501.

Prior to any transfer, the transferring Shareholder shall provide the Company with:

● Written notice of the proposed transfer at least ten (10) business days in advance. Notice shall be delivered via the homecoin investor portal, located at invest.homecoin.com, which is available for Shareholders to log in and transfer shares electronically. If the portal is unavailable, notice may be delivered in accordance with Section 10.6 of the Shareholder Agreement.

● The proposed transferee's full legal name, address, and email.

● The number of Shares to be transferred and the consideration (if any)

The Company reserves the right to request additional information about the proposed transferee to ensure compliance with applicable law and the Company's governing documents. All transfers shall be subject to compliance with applicable securities laws.

As a condition of any transfer, the transferee must execute and deliver to the Company a written agreement (in form reasonably acceptable to the Company) agreeing to be bound by the terms of the Shareholder Agreement. No transfer shall be recorded on the Company's books until such agreement is received.

Information Rights:

The Shareholder shall have inspection and information rights as provided under the Texas Business Organizations Code and other applicable law.

The Company shall make available to all holders of Class B Common Stock the following reports:

(a) Annual Report: Within 120 days after the end of each fiscal year, an annual report containing a balance sheet, income statement, and statement of cash flows for the preceding fiscal year. These reports may be unaudited unless otherwise required by law or regulation.

(b) Quarterly Updates: Within 60 days after the end of each of the first three fiscal quarters, an unaudited balance sheet and income statement for such quarter.

Reports may be distributed via email, investor portal, or other electronic means at the Company's discretion.

The Company may, in its sole discretion, provide additional business, operational, or financial information to holders of Class B Common Stock, but shall have no obligation to do so under this Agreement beyond the disclosures set forth above.

Liquidation Rights:

The Company may issue securities senior to the Class B Common Stock, including preferred stock with liquidation preferences, without further consent from Class B shareholders.

Upon any liquidation, dissolution, or winding up of the Company, holders of Class B Common Stock shall be entitled to receive their pro rata share of assets available for distribution to common shareholders, after payment of all debts and obligations and any liquidation preferences of senior securities.

For purposes of this Agreement, a merger, consolidation, or sale of all or substantially all of the Company's assets shall not be deemed a liquidation event unless specifically treated as such under the Company's certificate of formation.

Confidentiality:

Pursuant to the Shareholder Agreement, the Shareholder agrees to maintain in confidence any material, non-public information received from the Company, including but not limited to financial information and projections, business plans and strategies, customer and supplier information, proprietary technology and trade secrets.

The confidentiality obligation shall not apply to information that is or becomes publicly available through no breach of the Shareholder Agreement, is rightfully received from a third party without breach of confidentiality, is required to be disclosed by law or court order (with prior notice to the Company if possible). The confidentiality obligations shall survive termination of this Agreement for a period of three (3) years.

Dispute Resolution:

Pursuant to the Shareholder Agreement, the Shareholder and the Company agree to attempt to resolve any disputes arising under the Shareholder Agreement through good faith negotiations for a period of thirty (30) days. If good faith negotiations fail, the parties agree to submit the dispute to non-binding mediation before a mutually agreed mediator in Travis County, Texas. If mediation is unsuccessful, any remaining dispute shall be resolved through binding arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, conducted in Travis County, Texas. The Shareholder must acknowledge that this arbitration provision was disclosed prior to purchase of the Shares and agreed to be bound by it. Each party shall bear their own costs and attorneys' fees, except that the prevailing party in arbitration may be awarded reasonable attorneys' fees and costs at the arbitrator's discretion.

Amendment:

The Shareholder Agreement may be amended only by written instrument signed by the Company and holders of a majority of the outstanding Class B Common Stock that actually vote on the proposed amendment, provided that holders of at least twenty-five percent (25%) of the outstanding Class B Common Stock participate in the vote.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities being offered are Class B common shares, which are non-voting and therefore do not carry any rights to vote on corporate matters, including but not limited to the election of directors, major corporate transactions, or changes to the company's governing documents. As a result, holders of Class B common shares will have no ability to influence the management or strategic direction of the company through voting rights.

Additionally, the rights of Class B shareholders may be materially limited or diluted by the rights of holders of other classes of securities, including Class A shares or any future preferred or common stock the company may issue. For example, holders of Class A shares have voting rights. The Company could designate in the future a preferred or another class of common stock that has superior rights, such as preferred returns, dividends, senior liquidation preferences, or anti-dilution protections, which could result in Class B shareholders receiving reduced proceeds in a liquidation event, or being substantially diluted in future financing rounds without recourse.

Investors should be aware that as holders of non-voting Class B shares, their influence over the company's governance and protection from dilution or subordination is limited.

The Company previously adopted the Apaus, Inc. 2022 Equity Incentive Plan (the "Plan") which issues Restricted Stock Units ("RSU"s) and upon conversion to Texas corporation, the Plan has been updated so that issued RSUs will convert into Class B common shares. Therefore, any further issuance of RSUs could lead to further dilution of the Shares.

Restrictions on Transfer of the Shares Being Offered

The Shares being offered may not be transferred by any purchaser of such Shares during the one-year period beginning when the Shares were issued, unless such Shares are transferred:

(1) to the Issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Shares

The Company will complete the transaction and deliver the Shares to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Class A common shares have voting rights, while Class B common shares do not.

Shares acquired pursuant to this Offering are subject to the transfer restrictions and resale limitations imposed by federal securities laws, including a one-year holding period under 17 CFR § 227.501. Class A common shares are not subject to these transfer restrictions.

Prior to any transfer, the transferring Shareholder shall provide the Company with:

● Written notice of the proposed transfer at least ten (10) business days in advance. Notice shall be delivered via the homecoin investor portal, located at invest.homecoin.com, which is available for Shareholders to log in and transfer shares electronically. If the portal is unavailable, notice may be delivered in accordance with Section 10.6 of the Shareholder Agreement.

● The proposed transferee's full legal name, address, and email.

● The number of Shares to be transferred and the consideration (if any)

The Company reserves the right to request additional information about the proposed transferee to ensure compliance with applicable law and the Company's governing documents. All transfers shall be subject to compliance with applicable securities laws.

As a condition of any transfer, the transferee must execute and deliver to the Company a written agreement (in form reasonably acceptable to the Company) agreeing to be bound by the terms of this Agreement. No transfer shall be recorded on the Company's books until such agreement is received.

Class A Common Stock shall be subject to a Right of First Refusal, under which the Company (or its designee) shall have the right, but not the obligation, to purchase such shares on the same terms and conditions as those offered by a bona fide third-party purchaser. The Class B Common Stock is not subject to a Right of First Refusal in favor of the Company.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

As the holder of a majority of the voting rights in the Company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

The offering price and terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Other Material Terms

The Company does not have the right or obligation to repurchase the Shares. The Shares do not have a stated return or liquidation preference.

Additional Issuance

Any additional issuance after the crowdfunding is over will dilute all the common shares.

RELATED PERSON TRANSACTIONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Throughout the Company's history, the CEO of the Company has advanced funds for operations in the form of promissory notes. The aggregate amount of these promissory notes are $330,493.00 and the terms are as follows:

Principal Amount	Interest	Maturity Date	Payment Terms
$76,511.55	1.80%	December 2026	This Note requires monthly interest only payments of $114.77 and has a balloon payment at the Maturity Date.
$34,707	2.12%	March 2027	This Note requires monthly interest only payments of $61.32 and has a balloon payment at the Maturity Date.
$63,032.69	4.25%	November 2027	This Note requires monthly interest only payments of $223.24 and has a balloon payment at the Maturity Date.
$156,242.00	15%	May 2026	This Note requires monthly interest only payments of $3500.00 and has a balloon payment at the Maturity Date.

Conflicts of Interest

The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

INDEBTEDNESS

The Company currently carries the following indebtedness:

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Stripe	$111,585.00	Fixed fee of $10,546.71	July 2025	$2,611 total remaining as of 7/16
Shareholder Loan May 2025	$156,242.00	15%	May 2026	The Company is paying $3500 per month and the entire principal amount will be due in a balloon payment at the Maturity Date.
SBA Loan	$183,607	4.2%	November 2051	As of December 31, 2024.
Shareholder Loan Dec 2022	$63,032.69	4.25%	December 2027	Interest only loan
Shareholder Loan Apr 2022	$34,706.85	2.12%	April 2027	Interest only loan
Shareholder Loan Jan 2022	$76,511.55	1.8%	January 2027	Interest only loan

Unsecured Credit Card	$38,524	18%-24%	N/A	These are generally paid in full each month and the total reflects the current balances.
Unsecured Credit Card	$27,045	0%		0 interest rate expires in 2025

Does the Company have operating history: : ☒ Yes   ☐ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Long-Term Vision
We believe that the long-term trajectory of the real estate industry points toward the commoditization of brokerage services, ultimately driving the effective cost of real estate brokerage to zero. In this future state, brokerage becomes a loss leader, used primarily to generate business for higher-margin ancillary services such as mortgage, escrow, and title.

Software and artificial intelligence will be the key enablers of this transition—streamlining transactions, reducing inefficiencies, and empowering consumers to complete deals with minimal friction or reliance on traditional agents. Early signs of this shift are already visible, particularly through the acquisition of real estate brokerages by mortgage lenders seeking to control the entire customer journey.

While previous generations—especially those born before the mid-1970s—have typically relied on in-person agents, younger, digitally native generations are redefining expectations. We believe these consumers will increasingly favor a software-first, self-directed transaction model, accelerating the industry's evolution and validating our approach.

Future Outlook / Milestones
Over the next 12 to 24 months, the Company has established the following primary objectives:
- **Enhance Consumer-Facing Tools**

The Company is focused on developing more powerful and intuitive tools to assist both buyers and sellers throughout the real estate transaction process. For sellers, this includes simplifying property disclosure completion, managing offers, and gaining real-time insight into their transactions. For buyers, we aim to streamline offer submission, facilitate access to competitive mortgage prequalification, and provide better transparency into escrow status.

- **Integrate Artificial Intelligence Across Operations**

The Company plans to incorporate AI into core functions to improve user outcomes and internal efficiency. Initial applications will include automating Level 1 customer support and enhancing various user-facing features within the software. Longer term, AI will be leveraged to reduce friction in real estate transactions and optimize operational workflows.

- **Expand Brand Presence and Geographic Reach**

We intend to expand into all 50 states while maintaining high standards of customer satisfaction and trust. Our brand will be built on acting in the consumer's best interest, differentiating through software, and delivering a modern, transparent experience. The goal is to become a top-of-mind choice for consumers beginning their real estate journey.

- **Operate with Financial Discipline**

While we are confident that the real estate industry is evolving toward a more tech-enabled, consumer-first model, we recognize that success is not guaranteed. The Company is committed to managing resources prudently, investing strategically, and focusing on sustainable unit economics. We aim to build a durable, long-term business—not follow the path of other PropTech startups that prioritized growth at unsustainable costs.

Financial Condition

As of July 17, 2025, the Company had approximately $25,000 in cash on hand. The operating burn rate during the first half of 2025 averaged approximately $10,000 per month. The Company's negative cash flow during this period was primarily driven by two factors:

1. Monthly repayments of approximately $12,000 on a Stripe Capital loan, which was fully repaid in the fourth week of July 2025.
2. Approximately $25,000 in one-time expenses related to the Company's Regulation Crowdfunding (Reg CF) raise.

Assuming current growth trends continue, the Company anticipates being cash-flow positive for the month of July and expects to maintain positive cash flow in the aggregate for the second half of 2025.

Unsecured credit card obligations are expected to be serviced through operating revenue. Where applicable, the Company may utilize 0% balance transfer offers to manage short-term liquidity. Additionally, the Company has the option to access a new Stripe Capital loan facility of up to $160,000 at an estimated interest rate of approximately 12% APR as a contingency. The Company has a shareholder loan maturing in May 2026. The shareholder and lender, Jonathan Minerick, has agreed in principle to extend the loan under its current terms if the Company is not in a position to make the balloon payment at maturity. Similarly, for shareholder loans maturing in 2027, Mr. Minerick has agreed in principle to extend the loans, with the interest rate adjusted to the Applicable Federal Rate (AFR) as of the original maturity date, if necessary.

The Company intends to continue making scheduled payments on its Small Business Administration (SBA) loan, which matures in November 2051. The Company does not plan to prepay this loan early due to its favorable interest rate.

Results of Operations

In 2023, the Company focused on expanding into new states, enhancing administrative support, and undertaking a rebuild of its core software platform. That year, the Company received a one-time marketing fee of $100,000, which contributed to total revenue of $492,811 and resulted in net income of $92,480, prior to any net operating loss carryforwards.

In 2024, total operating expenses increased by approximately $290,000. This increase was primarily attributable to the addition of a managerial layer to oversee daily operations, including the hiring of two full-time managers. The Company also expanded its overseas administrative team to support growth. Additionally, in 2024, the Company's Chief Executive Officer, Jonathan Minerick, began drawing a salary.

Year	Income	Expenses	Net Income
2024	$579,527	$690,291	-$110,764
2023	$492,811	$400,331	$92,480

2022	$341,279	$359,481	-$18,202

As of July 2025, the Company employs 11 managers, all of whom are licensed real estate agents or brokers. This staffing structure ensures that four managers are available each day to supervise operations and support customers.

During the first half of 2025, the Company grew its gross payment volume processed through Stripe by 71% year-over-year, reaching approximately $396,000. Net volume from sales increased by 57% year-over-year, to approximately $334,000. These gains were driven by continued listing growth in existing markets and the successful introduction of new product offerings launched in the second half of 2024.

Period	Gross Volume	Net Volume	New Customers
H1 2025	$395,703	$334,055	2,600
H1 2024	$231,550	$213,130	1,690
H1 2023	$114,031	$103,356	742

Software Improvements

The Company implemented a scalable order management system in 2024. The new order management system provides much more granular order processing, greater management insight into order status, the ability to distribute orders more evenly amongst our team, and improved communication and record keeping.

homecoin completed a full update of website interface and functionality in 2024. This entailed a full redesign of all public facing and logged-in pages, including the rewriting of much of the underlying software.

The Company recently launched several new products, including: nationwide photography offering (2024), MLS help (2024), hourly and flat fee agent assistance (2024). These products are essential in continuing our move upmarket.

Key Performance

Our primary key performance indicator is listing volume. From 2023 to 2024, the Company increase its listing volume by 62% from 2,706 to 4,371. Through July of 2025, the Company is experiencing are seeing year over year listing growth of approximately 28%.

For the first half of 2025, the Company is also seeing improvements in revenue metrics. Gross revenue increased by approximately 70% year-over-year, and revenue per customer rose by approximately 29%, indicating both higher customer activity and improved monetization per transaction.

Known Trends, Events, or Uncertainties
The real estate industry is experiencing significant structural changes, particularly regarding the way buyer agent commissions are handled. As a result of ongoing litigation and regulatory scrutiny, buyer agent commissions can no longer be offered through the Multiple Listing Service (MLS). In the short term, this change has not significantly disrupted standard practices; however, buyer agents are now required to enter into written agreements with buyers regarding compensation, and any commission must be negotiated as part of the purchase offer.

The long-term implications of this shift are uncertain. On one hand, increased transparency around buyer agent compensation may benefit the Company's flat-fee business model by highlighting the relative cost advantages of our services. Additionally, sellers may become less willing to cover buyer agent fees, potentially increasing demand for alternative service models. On the other hand, these regulatory and market changes may also increase competition within the industry as other companies adapt or enter the market in response.

Residential real estate transaction volume remains near multi-decade lows, largely due to a combination of elevated interest rates, limited inventory, and reduced affordability. Unless there is a significant shift—such as declines in home prices or interest rates, or increases in household incomes—this low transaction volume is expected to persist. Prolonged market stagnation negatively impacts the Company's revenue, particularly by reducing opportunities to provide flat-fee transaction services.

Our business model is subject to challenges from state real estate commissions who have rules governing real estate brokers and are accustomed to the agent-centric model of real estate transactions.   We believe our model will be successful in all 50 states and that state challenges may result in additional regulations or processes, but no prohibitions. The Company is currently addressing a complaint filed with the Missouri Real Estate Commission (MREC), which may impact our ability to operate in Missouri under our current service model. While a resolution could require modifications to our operations in that state, the Company believes its business model is compliant with Missouri law, based on prior discussion with the MREC and written legal guidance received from our Missouri-based attorney.

Planned Use of Proceeds

The Company has identified the planned Use of Proceeds in the table below under the heading "Use of Proceeds". While we retain the ability to adjust the Use of Proceeds, we intend to allocate the proceeds from this offering across the following categories:

- **Marketing (30%)**

The Company currently relies heavily on Pay-Per-Click (PPC) advertising for customer acquisition. We believe there is significant untapped potential across various marketing channels and that one of the primary constraints to our growth has been a general lack of consumer awareness. Proceeds allocated to marketing will be used to expand and diversify advertising efforts to increase visibility and drive listing volume.

- **Market Expansion (30%)**

The Company plans to expand into additional states, with near-term targets including Pennsylvania, Nevada, Indiana, and Alabama. The long-term objective is to offer services nationwide by the end of 2026. Expansion efforts will include onboarding licensed brokers, administrative support, and managerial staff to meet state-specific licensing and compliance requirements. These efforts will scale alongside marketing success.

- **Artificial Intelligence Implementation (20%)**

The Company plans to build internal AI capabilities to enhance operational efficiency and improve the customer experience. Proceeds will be used to hire 2–3 full-time developers and to engage a previously identified external consultant to help define and implement the Company's AI strategy. This initiative is intended to complement ongoing technology development handled by the current technical team.

- **General Working Capital and Other Uses (20%)**

Remaining proceeds will be used for general corporate purposes, including adjusting compensation for key personnel toward market-competitive levels, repaying high-interest or maturing debt, and strengthening working capital reserves.

Ownership Changes

John Cannata acquired 10% share in the company (2024) from Jonathan Minerick. John is a senior software engineer, with nearly 40 years experience. He has been with the company full-time for over 4 years and is a key team member.

Robert Minerick acquired 5% share in the company (2024) from Jonathan Minerick. Rob is a senior software engineer, with nearly 25 years experience. He has been with the company full-time for over 3 years and is a key team member.

Adrienne Minerick acquired 5% share in the company (2024) from Jonathan Minerick. Adrienne is the wife of Robert Minerick.

APAUS, INC. 2022 EQUITY INCENTIVE PLAN (Restricted Stock Units)

The Company adopted the 2022 Equity Incentive Plan (the "2022 Equity Plan") which provides for awards in the form of restricted stock units ("RSU"). All awards shall be granted within 20 years from the effective date of the 2022 Equity Plan. Time-based restricted stock units ("RSU Awards") granted under the 2022 Equity Plan are generally subject to only a service-based vesting condition. RSU Awards vest equally over four years on the anniversary date of the grant date if employed at the time of vesting. The valuation of these RSU awards is based solely on the fair value of the Company's stock on the date of grant.

The Company anticipates issuing to RSUs to employees and contractors as permitted and provided by the 2022 Equity Plan. As of July 2025, we have one current and one former employee that are entitled to RSUs. The Company awarded Kirsten Uy 1 RSU, which the Company believes is equivalent to .0002% ownership and is under an existing agreement for an additional 2.5 RSUs equivalent to .0005%. A former employee was awarded 1.5 RSUs, which the Company believes is equivalent to .0003% ownership.

Upon the Company's conversion into a Texas corporation, the 2022 Equity Plan was amended so that RSUs will convert into Class B common shares, not Class A common shares.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Marketing	0%	$0	40%	$2,000,000
Personnel Hires*	0%	$0	14%	$700,000
Expansion Costs (MLS, State)	0%	$0	10%	$500,000
New Managers, Licensees, Administrators	0%	$0	5%	$250,000
Debt repayment	0%	$0	6.60%	$330,000
Key Staff retention	0%	$0	5.60%	$280,000
Working Capital	100%	$100,002	10%	$500,000
MLS Data Licenses	0%	$0	4%	$200,000
Brokerage Manager hire	0%	$0	1.90%	$95,000
Marketing Manager hire	0%	$0	1.90%	$95,000
Offering Expenses	0%	$0	1%	$50,000
Total	100%	$100,002	100%	$5,000,000

*Software engineers

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Shares to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIAL STATEMENTS

APAUS, INC dba homecoin.com
Audited Financial Statements

For The Years Ended December 31, 2024 and 2023

APAUS, INC dba homecoin.com

Contents

Financial Statements	**Page**



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Apaus Inc, dba homecoin.com

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Apaus Inc. dba homecoin.com (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Apaus Inc. dba homecoin.com as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has generated net losses from operations, negative working capital and negative cashflows from operations, however has stated that substantial doubt does not exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Steven Callahan, CPA

Steven Callahan, CPA
Callahan CPAs
July 10, 2025

Apaus, Inc dba homecoin.com
Balance Sheet

		2024		2023
Assets				
Current assets:				
Cash and cash equivalents	$	56,611	$	31,547
Accounts receivable, net		22,653		60,959
Prepaid expenses		3,721		486
Total current assets		82,985		92,991
Property, plant and equipment, net		1,273		2,173
Intangible assets, net		900		1,000
Right of use asset		8,983		-
Other assets		455		455
Total assets		$ 94,596		$ 96,619
Liabilities and Stockholders' Deficit				
Current liabilities:				
Accounts payable and accrued expenses	$	80,244	$	38,076
Operating lease liability, current portion		5,960		-
Notes payable, current portion		4,202		3,236
Operating lease liability, net of current portion		3,088		-
Notes payable, net of current portion		436,820		357,858
Total liabilities		530,314		399,170
Stockholders' equity:				
Common stock		5,000		5,000
Accumulated deficit		(440,717)		(307,551)
Total stockholders' deficit		(435,717)		(302,551)
Total liabilities and stockholders' deficit	$	94,596	$	96,619

See notes to financial statements.

Apaus, Inc dba homecoin.com
Statement of Cashflows

| | Years ended December 31, | |
	2024	2023
Revenue	$ 572,424	$ 487,526
Operating expenses		
Compensation	401,325	222,965
General and administrative	141,540	94,486
Bank and transaction fees	96,134	83,297
License, permits and taxes	29,859	26,195
Professional fees	28,349	22,711
Depreciation and amortization	1,000	525
Total operating expenses	698,208	450,179
Other (Income) Expense		
Interest expense	14,486	11,629
Other income	(7,104)	(5,285)
Total Other (Income) Expense	7,383	6,344
Net (Loss) Income	$ (133,166)	$ 31,003

Apaus, Inc dba homecoin.com
Statement of Changes in Stockholders' Deficit

| | Common Stock | | Accumuluated | |
	Shares	Par Value	Deficit	Total
Balances, December 31, 2022	4,500	$ 5,000	$ (338,554)	(333,554)
Net Income	-	-	31,003	31,003
Balances, December 31, 2023	4,500	5,000	(307,551)	(302,551)
Net Loss	-	-	(133,166)	(133,166)
Balances, December 31, 2024	$ 4,500	$ 5,000	$ (440,717)	$ (435,717)

See notes to financial statements.

Apaus, Inc dba homecoin.com
Statement of Cashflows

| | Years Ended December 31, | |
	2024	2023
Cash flows from operating activities:		
Net (loss) income	$ (133,166)	$ 31,003
Adjustments to reconcile net (loss) income to net		
cash used by operating activities		
Depreciation and amortization	1,000	525
Right of use asset amortization	3,809	-
Changes in assets and liabilities:		
Accounts receivable, net	38,306	(55,200)
Prepaid expense	(3,235)	2,144
Other assets	-	(455)
Changes in right of use asset and lease liability, net	(3,744)	-
Accounts payable and accrued expense	42,168	19,672
Net cash used by operating activities	(54,864)	(2,311)
Cash flows from investing activities:		
Purchases of property and equipment	-	(2,698)
Purchases of intangible assets	-	(1,000)
Net cash used in investing activities	-	(3,698)
Cash flows from financing activities:		
Repayments on long term debt	(20,872)	(5,089)
Proceeds from long term debt	100,800	-
Net cash provided by (used in) financing activities	79,928	(5,089)
Net change in cash and cash equivalents	25,064	(11,097)
Cash and cash equivalents - beginning	31,547	42,644
Cash and cash equivalents - ending	$ 56,611	$ 31,547

See notes to financial statements.

Apaus, Inc dba homecoin.com
Notes to Financial Statements
December 31, 2024 and 2023

1. ORGANIZATION, BUSINESS ACTIVITIES

Organization and Business Activities

Apaus, Inc dba homecoin.com organized in the State of Delaware in 2009, ("the Company" or homecoin). homecoin is a real estate platform that empowers homeowners to sell their properties without paying traditional agent commissions. The Company offers a suite of à la carte services that simplify the home-selling process.

2. GOING CONCERN AND LIQUIDITY

As shown in the accompanying financial statements, the Company generated a net loss of $133,166 from operations, negative cash flows from operations of $54,854, and currently has negative working capital as of and for the period ended December 31, 2024. Management has determined that due to increased revenues and positive cashflows from operations during fiscal 2025, the ability to draw down from available credit lines or reduce operational cost that the Company has sufficient capital to fund the Company's operating cash flow needs for the period of one year from the date these financial statements were available for issuance.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements for the years ended December 31, 2024, and December 31, 2023, have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Any reference in these notes to applicable guidance, is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates. The significant estimates include management's conclusions on accounts receivable reserves, revenue recognition, valuation allowances of deferred tax assets, the value of the right-of-use assets and the useful lives of long-lived assets.

Fair Value of Financial Instruments

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments (Continued)

Level 1 Observable inputs, such as quoted prices in active markets.

Level 2 Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions which reflect those that a market participant would use.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

In determining the fair value of its financial instruments, the Company considers the source of observable market data inputs, liquidity of the instrument, the credit risk of the counterparty to the contract, and its risk of nonperformance. In the case fair value is not observable, for the items subject to fair value measurements, the Company applies valuation techniques deemed the most appropriate under the U.S. GAAP guidance based on the nature of the assets and liabilities being measured.

Cash and Cash Equivalents

Cash and Cash equivalents include all highly liquid investments with an original maturity of three months or less when purchased.

Property, Plant and Equipment

Property, plant, and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets in service as follows:

	Estimated Useful Life
Computer Equipment	3 – 5 years
Software	5 years

Intangible asset

Identifiable intangible assets primarily include patents and trademarks. Amortizable intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the assets may be impaired.

Leases

The Company accounts for its finance and operating leases in accordance with ASU 2016-02, Leases (Topic 842) ("ASU 2016-02") The Company recognizes their leases with a term of greater than a year on the balance sheet by recording right-of-use assets and lease liabilities. Leases can be classified as either operating leases or finance leases. Operating leases will result in straight-line lease expense, while finance leases will result in front-loaded expense. The Company's leases consist of operating leases for ground leases and office space. The Company does not recognize a lease liability or right-of-use asset on the balance sheet for short-term leases. Instead, the Company recognizes short-term lease payments as an expense on a straight-line basis over the lease term. A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

Apaus, Inc dba homecoin.com
Notes to Financial Statements
December 31, 2024 and 2023

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue pursuant to ASC 606, using the five-step model in determining revenue recognition (a) identification of the contract, or contracts, with a customer; (b) identification of the performance obligations in the contract; (c) determination of the transaction price; (d) allocation of the transaction price to the performance obligations in the contract; and (e) recognition of revenue when, or as, it satisfies a performance obligation.

The Company earns its revenue from various service and product offerings to assist homeowners sell their properties. All of the Company's revenues are sourced from the U.S. The services and offerings can be summarized as follows:

Flat-Fee MLS Listing

For a fixed fee, sellers can list their property on the MLS for a twelve-month period with unlimited exposure on major real estate platforms. Revenues from all home-selling offerings are recognized at a point in time. Revenue from Flat-Fee MLS listing is recognized when the listing goes live and the Company has fulfilled its performance obligation.

Modular Services

Sellers can add on additional services such as lockboxes, yard signs and post rentals, photography, and agent assistance. Revenues from Modular services are recognized when delivered or provided to the seller and the Company has fulfilled its performance obligation.

The Company enters into contracts with customers that regularly include promises to transfer home-selling service offerings to customers. For arrangements with multiple services, the Company evaluates whether the individual services qualify as distinct performance obligations. In the Company's assessment of whether services are a distinct performance obligation, it determines whether the customer can benefit from the service on its own or with other readily available resources and whether the service is separately identifiable from other services in the contract. This evaluation requires the Company to assess the nature of its home-selling service offerings and how they are provided in the context of the contract, including whether they are significantly integrated which may require judgment based on the facts and circumstances of the contract.

The transaction price for each contract is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised services to the customer. Collectability of revenue is reasonably assured based on historical evidence of collectability of fees the Company charges its customers. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied and based on the transaction price.

When agreements involve multiple distinct performance obligations, the Company accounts for individual performance obligations separately. The Company applies significant judgment in identifying and accounting for each performance obligation as a result of evaluating terms and conditions in contracts. The transaction price is allocated to the separate performance obligations on a relative standalone selling price ("SSP") basis. The Company determines SSP based on the observable standalone selling price when it is available, as well as other factors, including the price charged to its customers, its discounting practices and its overall pricing objectives.

Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed the $250,000 FDIC federally insured limit. As of December 31, 2024 and 2023, the Company did not have any amounts in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

7

Apaus, Inc dba homecoin.com
Notes to Financial Statements
December 31, 2024 and 2023

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes under ASC 740, "Income Taxes." Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized as of December 31, 2024 and 2023, respectively.

4. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment consisted of the following:

| | December 31, | | | |
	2024		2023	
Computer Equipment	$	4,098	$	4,098
Software		299		299
Total		4,397		4,397
Less: accumulated depreciation		(3,123)		(2,224)
	$	1,273	$	2,173

Depreciation expense amounted to $900 and $525 for the years ended December 31, 2024 and 2023, respectively, and is included in operating expenses and is only for assets placed in service.

5. INTANGIBLE ASSET

| | December 31, | | | |
	2024		2023	
Patents and Trademark	$	1,000	$	1,000
Less: accumulated amortization		(100)		-
	$	900	$	1,000

Amortization expense amounted to $100 for the year ended December 31, 2024 and is included in operating expenses and is only for assets placed in service. There was no amortization expense for the year ended December 31, 2023.

6. OPERATING LEASES

On May 1, 2024, the Company leased office space in San Diego, California. The monthly base rent is $512 for this space and the discount rate used to compute the lease liability for the Company's operating lease was 4.96%. The lease term expires in July 2025.

Apaus, Inc dba homecoin.com
Notes to Financial Statements
December 31, 2024 and 2023

6. OPERATING LEASES (CONTINUED)

Operating lease right-of-use ("ROU") assets and liabilities on the balance sheets represents the present value of the remaining lease payments over the remaining lease terms. ROU assets also include any initial direct costs incurred and any lease payments made at or before the lease commencement date, less lease incentives received. The Company has elected not to separate lease and non-lease components for services provided by the lessor at a pre-decided cost per annum where the cost is included in the fixed lease payments and treated as a single, combined lease component. Payments for additional monthly fees to cover the Company's share of certain facility expenses are not included in operating lease right-of-use assets and liabilities.

Operating Lease liabilities as of December 31,		2024
Current portion of lease liabilites	$	5,960
Lease liabilities, net of current portion	$	3,088
Total	$	9,048
Weighted average lease term - operating leases		1.50
Weighted average discount rate - operating leases		4.96%

As of December 31, 2024, the future minimum lease payments under non-cancellable operating agreements for which the Company has recognized right-of-use assets and lease liabilities were as follows:

Year Ending December 31,		Operating Leases
2025	$	6,250
2026		3,178
2027		-
2028		-
2029		-
Thereafter		-
		9,428
Less: amount representing interest		(380)
Total	$	9,048

Apaus, Inc dba homecoin.com
Notes to Financial Statements
December 31, 2024 and 2023

7. NOTES PAYABLE

	December 31,	
	2024	**2024**
In November 2021, the Company entered into a loan with the Small Business Administration with monthly payments of $917. The loans bear interest at 4.20% and matures in November 2051.	183,607	186,843
In October 2024, the Company entered into a commercial purpose loan with Stripe. The loan includes a repayment rate of 25% of daily merchant receivables, inclusive of a fixed fee of $10,785, which are withheld to repay the loan. The final repayment date is April 15, 2026 which the Company will be required to repay any outstanding balance.	83,164	-
In January 2022, the Company entered into a loan with a Shareholder. The loan bears interest at 1.80% and is payable in monthly interest only payments of $114.77 and a balloon payment of $76,511.55. The loan is set to mature in December 2026.	76,512	-
In April 2022, the Company entered into a loan with a Shareholder. The loan bears interest at 2.12% and is payable in monthly interest only payments of $61.32 and a balloon payment of $34,707. The loan is set to mature in March 2027	34,707	-
In December 2022, the Company entered into a loan with a Shareholder. The loan bears interest at 4.25% and is payable in monthly interest only payments of $223.24 and a balloon payment of $63,032.69. The loan is set to mature in November 2027	63,033	188,229
Total	441,022	375,071
Less current maturities	4,202	-
Long term debt, net of current maturities	436,820	375,071

The aggregate maturities of note payable amounts are as follows:

For the years ended December 31,	
2025	4,202
2026	227,059
2027	39,224
2028	4,671
2029	4,867
Thereafter	160,999
Total	441,022

8. INCOME TAXES

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. For the year ending December 31, 2024 the Company has incurred a net loss of approximately $133,000 which resulted in a net operating loss for income tax purposes. The loss results in an increase in the deferred tax assets of approximately $28,000 at the effective statutory rate of 21%. The deferred tax assets have been offset by an equal valuation allowance.

9. OWNERS' EQUITY

Common Stock

At December 31, 2024 and 2023 there were 4,500 shares of Common Stock, issued and outstanding. The holders of common stock are entitled to one vote for each share of common stock held. The shares of common stock are not mandatorily redeemable. The holders of shares of common stock are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, any dividends shall be distributed pro rata among the holders of shares in proportion to the number of shares held by them. No dividends have been declared by the Board of Directors during the years ended December 31, 2024 and 2023, respectively.

Equity Incentive Plan

The Company adopted the 2022 Equity Incentive Plan (the "2022 Equity Plan") which provides for awards in the form of restricted stock units ("RSU"). All awards shall be granted within 20 years from the effective date of the 2022 Equity Plan. Time-based restricted stock units ("RSU awards") granted under the 2022 Equity Plan are generally subject to only a service-based vesting condition. RSU awards vest equally over four years on the anniversary date of the grant date if employed at the time of vesting. The valuation of these RSU awards is based solely on the fair value of the Company's stock on the date of grant.

10. COMMITMENTS & CONTINGENCIES

Legal

From time to time, the Company may be involved in various litigation matters and disputes arising in the ordinary course of business. The Company reviews its lawsuits, regulatory investigations and other legal proceedings on an ongoing basis. The Company records liabilities for contingencies, including legal costs, when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 10, 2025, the date on which these financial statements were available for issuance. On May 14, 2025, the Company entered into a loan with its shareholder for the amount of $156,242. The loan bears interest at 15% and is repaid in equal monthly installments of $3,500 and a ballon payment for the outstanding balance due on May 14, 2026.

****

EXHIBIT B: SUBSCRIPTION AGREEMENT

APAUS, INC.

DBA homecoin

a Texas corporation



REGULATION CF SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL,

UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Apaus, Inc. dba homecoin

Ladies and Gentlemen:

1. Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase shares of the Company's Class B common stock (the "Shares"), of Apaus, Inc., a Texas corporation (the "Company"), at a purchase price of $3.34 per share (the "Per Share Price"), upon the terms and conditions set forth herein. The rights of the Shares are as set forth in Certificate of Incorporation, Bylaws and any description of the Shares that appears in the Offering Memorandum is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Memorandum of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Shares Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate number of Shares sold shall not exceed 1,497,005 (the "Oversubscription Offering"). The Company may accept subscriptions until July 31, 2026 (the "Termination Date"). Providing that subscriptions for 29,941 Shares are received (the "Targeted Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a)   Payment. The purchase price for the Shares shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Shares in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Shares shall be received by Enterprise Bank & Trust (the "Escrow Facilitator") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Shares owned by undersigned reflected on the books and records of the Company and verified by KoreTransfer USA LLC, (the "Transfer Agent"), which books and records shall bear a notation that the Shares were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Texas. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Shares. The issuance, sale and delivery of the Shares in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Shares, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Shares) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Shares as set forth in the Offering Memorandum.

(h)   Litigation. Except as set forth in the Offering Memorandum, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   <u>Investment Representations</u>. Subscriber understands that the Shares have not been registered under the Securities Act. Subscriber also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Shares and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Shares on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Shares. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Shares. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Shares.

(d)   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Shares pursuant to this Subscription Agreement, it shall not transfer such Shares except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   <u>Investment Limits</u>. Subscriber represents that:

(i) Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Shares, it will require the transferee of such Shares to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Memorandum. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Shares was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Shares may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Subscriber's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or

agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Texas.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF TEXAS AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Apaus, Inc. dba Homecoin
600 B St

Ste 300
San Diego, CA 92101
Attn: Jonathan Minerick

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. <u>Miscellaneous</u>.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, 6, and 7 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Shares shall be immediately subject to this Subscription Agreement, to the same extent that the Shares, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Subscription Procedure. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the investment platform of the Issuer found at invest.homecoin.com ("Online Acceptance"), confirms such Subscriber's information and his or her investment through the Platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

    (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

        (B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

EXHIBIT C: CERTIFICATE OF FORMATION OF APAUS, INC.



Form 201
(Revised 12/21)

Submit in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555

Filing Fee: $300

This space reserved for office use.

Certificate of Formation
For-Profit Corporation

Article 1 – Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

Apaus, Inc.

The name must contain the word "corporation," "company," "incorporated," "limited" or an abbreviation of one of these terms.

Article 2 – Registered Agent and Registered Office

(See instructions. Select and complete either A or B and complete C.)

☑ A. The initial registered agent is an organization (cannot be entity named above) by the name of:

InCorp Services, Inc.

OR

☐ B. The initial registered agent is an individual resident of the state whose name is set forth below:

First Name	*M.I.*	*Last Name*	*Suffix*

C. The business address of the registered agent and the registered office address is:

Street Address	*City*	*State*	*Zip Code*
815 Brazos St., Ste. 500	Austin	TX	78701

Article 3 – Directors

(A minimum of 1 director is required.)

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are as follows:

Director 1

First Name	*M.I.*	*Last Name*		*Suffix*
Jonathan		Minerick		

Street or Mailing Address	*City*	*State*	*Zip Code*	*Country*
600 B St, Ste 300	San Diego	CA	92101	USA

Director 2			
First Name	*M.I.*	*Last Name*	*Suffix*
Street or Mailing Address	*City*	*State* *Zip Code*	*Country*

Director 3			
First Name	*M.I.*	*Last Name*	*Suffix*
Street or Mailing Address	*City*	*State* *Zip Code*	*Country*

Article 4 – Authorized Shares
(Provide the number of shares in the space below, then select option A or option B, do not select both.)

The total number of shares the corporation is authorized to issue is: 5,000

☐ A. The par value of each of the authorized shares is:

OR

☒ B. The shares shall have no par value.

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, the par value (or statement of no par value), and the preferences, limitations, and relative rights of each class in the space provided for supplemental information on this form.

Article 5 – Purpose

The purpose for which the corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

Initial Mailing Address
(Provide the mailing address to which state franchise tax correspondence should be sent.)

600 B St, Ste 300	San Diego	CA	92101	USA
Mailing Address	*City*	*State*	*Zip Code*	*Country*

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

The converted entity is formed under a plan of conversion.

Converting entity info:
Name: Apaus, Inc.
Address: 600 B St, Ste 300 San Diego, CA 92101
Formed: 1/14/2010
Prior form of organization: For Profit

Organizer

The name and address of the organizer:

Jonathan Minerick
_____
Name

600 B St, Ste 300	San Diego	CA	92101
Street or Mailing Address	*City*	*State*	*Zip Code*

Effectiveness of Filing (Select either A, B, or C.)

A. ☐ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: _____

C. ☑ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: Oct 8 2025

The following event or fact will cause the document to take effect in the manner described below:

- The filing of a Certificate of Conversion with the Delaware Secretary of State, and
- The filing of a Certificate of Conversion and Certificate of Formation with the Texas Secretary of State.

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned also affirms that, to the best knowledge of the undersigned, the name provided as the name of the filing entity does not falsely imply an affiliation with a governmental entity. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: 7/10/2025
_____

Jonathan Minerick
_____
Signature of organizer

Jonathan Minerick
_____
Printed or typed name of organizer

EXHIBIT D: BYLAWS OF APAUS, INC.

Bylaws of APAUS, INC.

Article I. Name of Corporation; Registered Office and Agent

Section 1. Name

The name of this corporation is APAUS, INC.

Section 2. Registered Office and Agent

The Corporation shall continuously maintain a registered office and registered agent in the State of Texas as required by law. The address of the registered office and the name of the registered agent may be changed from time to time by the Board of Directors or by filing the appropriate statement with the Secretary of State of Texas.

Article II. Fiscal Year

Section 1. Fiscal Year

The fiscal year of this corporation will begin on January 1 and end on December 31.

Article III. Shareholders' Meetings

Section 1. Place of Meetings

Meetings of the shareholders will be held at the registered office of the corporation or at any other place within or without the state of Texas the board of directors or shareholders may from time to time select.

Section 2. Annual Meeting

An annual meeting of the shareholders will be during the first quarter of each year, as determined by the board. The shareholders will elect a board of directors and transact other business. If an annual meeting has not been called and held within one month after the time designated for it, any shareholder with 10% or more ownership, or any director, may call it.

Section 3. Special Meetings

Special meetings of the shareholders may be called by the president, by a majority of the board of directors, or by the holders of **twenty-five percent (25%)** or more of the voting power outstanding.

Section 4. Notice of Meetings

(a) Primary Method: Electronic Notice

All notices of shareholder and board of directors meetings shall **primarily** be given by electronic transmission (including but not limited to email), to an electronic address provided by the shareholder or director for that purpose.

(b) Consent and Email Address Provision

Each shareholder and director must provide written or electronic consent to receive notices electronically and must supply a current electronic address. Consent shall be deemed given by either:

1. Signing a written consent form (physical or electronic); or

2. Providing an electronic address along with a written or electronic statement authorizing notice by electronic transmission.

(c) Content and Timing of Notice

- **Shareholders' meetings**: Notice must be given at least ten (10) days and not more than sixty (60) days before the meeting.

- **Board meetings**: At least forty-eight (48) hours in advance.

Each notice must include:

- Date, time, and method/location of the meeting;

- The purpose of a special meeting; and

- Any other required information per law or these bylaws.

(d) Delivery and Proof of Notice

Notice is deemed delivered when transmitted to the last electronic address on file. Returned, undeliverable emails do **not** constitute valid notice. The secretary or person sending notice must retain records of:

- The transmission date and time, and

- The recipient address.

(e) Failure of Delivery and Fallback Methods

If electronic delivery fails on **two consecutive occasions**, and the corporation is aware of the failure:

1. The recipient's electronic consent shall be **deemed revoked**.

2. The corporation shall make **reasonable efforts** to contact the recipient by phone, mail, or other methods to obtain an updated address or alternative notice method.

Unless the person provides an updated electronic address or alternative method, **notice may be given by first-class mail or other method deemed reasonably calculated to reach the person**.

(f) Revocation of Consent

A shareholder or director may revoke electronic notice consent by written notice to the secretary. The person must then provide an alternate address or method of receiving notice.

(g) Responsibility for Updating Contact Info

Each shareholder and director is responsible for keeping their electronic address current and notifying the secretary of any changes.

(h) Good Faith Effort and Meeting Validity

Meetings shall remain valid even if a notice is not delivered, so long as:

- The corporation made a **good faith effort** to send notice to the correct electronic address;

- The failure was not due to negligence or intentional omission.

(i) Secretary's Certification

An affidavit or declaration by the secretary or notice sender confirming that notice was sent constitutes **prima facie evidence** of delivery, absent fraud.

(j) Alternative Electronic Means

Subject to applicable law, the Corporation may also use secure electronic portals or verifiable means (e.g., DocuSign, text with receipt acknowledgment) to deliver notices if authorized by the recipient.

Section 5. Waiver of Notice

A shareholder, either before or after a shareholders' meeting, may waive notice of the meeting; and his/her waiver will be deemed the equivalent of giving notice. Attendance at a shareholders' meeting, either in person or by proxy, of a person entitled to notice will constitute a waiver of notice of the meeting unless he/she attends for the express purpose of objecting to the transaction of business on the ground that the meeting was not lawfully called or convened.

Section 6. Voting Rights

Subject to the provisions of the law of the state of Texas and the certificate of formation of this corporation, each holder of stock in this corporation will be entitled at each shareholders' meeting to the number of votes per share as specified in the certificate of formation for the class and series of stock standing in his or her name on the books of the corporation. Holders of non-voting stock shall not be entitled to vote at shareholders' meetings except as may be required by law or as may be specifically provided in the certificate of formation or these bylaws for particular matters. Transferees of shares that are transferred on the books of the corporation within **thirty (30) days** next preceding the date set for a meeting will not be entitled to notice of, or to vote at, the meeting, regardless of the class of shares transferred.

Section 7. Proxies

A shareholder entitled to vote may vote in person or by proxy executed in writing by the shareholder or by his or her attorney-in-fact. A proxy will not be valid after **eleven (11) months** from the date of its execution unless a longer period is expressly stated in it.

Section 8. Quorum

The presence, in person or by proxy, of the holders of one-third or more of the votes outstanding and entitled to be cast will constitute a quorum at meetings of shareholders. At a duly organized meeting shareholders present can continue to do business until adjournment even though enough shareholders withdraw to leave less than a quorum.

Section 9. Adjournments

Any meeting of shareholders may be adjourned. Notice of the adjourned meeting or of the business to be transacted there, other than by announcement at the meeting at which the adjournment is taken, will not be necessary. At an adjourned meeting at which a quorum is present or represented, any business may be transacted which could have been transacted at the meeting originally called.

Section 10. Informal Action by Shareholders

Any action that may be taken at a meeting of shareholders may be taken without a meeting if a consent in writing setting forth the action must be signed by all of the shareholders entitled to vote on the action and must be filed with the secretary of the corporation. This consent will have the same effect as a unanimous vote at a shareholders' meeting.

Article IV. Board of Directors

Section 1. Number, Qualifications and Term of Office

The number of directors shall be not less than one (1) and not more than five (5), as may be fixed from time to time by resolution of the Board of Directors or by the shareholders. A director does not need to be a resident in the state of Texas or hold shares in this corporation. Each director, except one appointed to fill a vacancy, will be elected to serve for the term of **one (1) year** and until his or her successor will be elected and will qualify. The board shall initially consist of 1 director.

Section 2. Vacancies

Vacancies on the board of directors will be filled by a majority of the remaining members of the board, though less than a quorum. If no directors remain, the shareholders may fill the vacancies by a majority vote at a special meeting called for that purpose. Each director so selected will serve until his or her successor is elected by the shareholders at the next annual meeting or at a special meeting earlier called for that purpose. The other members of the board of directors may declare vacant the office of a director who is convicted of a felony or who is declared of unsound mind by an order of court.

Section 3. Compensation

Directors will not receive a salary for their services as directors; but, by resolution of the board, a fixed sum and expenses of attendance may be allowed for attendance at each meeting of the board. A director may serve the corporation in a capacity other than that of director and receive compensation for the services rendered in that other capacity.

Section 4. Removal

At a meeting of shareholders called for that purpose the entire board of directors or any individual director may be removed from office without assignment of cause by the vote of a majority of the shares entitled to vote at an election of directors.

Article V. Meetings of the Board

Section 1. Place of Meetings

The meetings of the board of directors may be held at the registered office of the corporation or (subject to section 2 of Article V of these bylaws) at any place within or without the state of Texas that a majority of the board of directors may from time to time by resolution appoint.

Section 2. Annual Meeting

The board of directors will meet each year immediately after the annual meeting of the shareholders at the place that meeting has been held, to elect officers and consider other business.

Section 3. Special Meetings

Special meetings of the Board of Directors may be called at any time by the President or by any two (2) members of the Board, if there is more than one director. If the Corporation has only one director, that director may call special meetings of the Board or act without a meeting as permitted by law. For a single-director board, no formal notice is required for actions taken.

Section 4. Waiver of Notice

A director may waive in writing notice of a special meeting of the board either before or after the meeting; and his or her waiver will be deemed the equivalent of giving notice. Attendance of a director at a meeting will constitute waiver of notice of that meeting unless he or she attends for the express purpose of objecting to the transaction of business because the meeting has not been lawfully called or convened.

Section 5. Quorum and Vote Necessary for Board Action

At meetings of the board of directors a majority of the directors in office will be necessary to constitute a quorum for the transaction of business. If a quorum is present, the acts of a majority of the directors in attendance will be the acts of the board. A single director constitutes a quorum if only one exists.

Section 6. Adjournment

A meeting of the board of directors may be adjourned. Notice of the adjourned meeting or of the business to be transacted there, other than by announcement at the meeting at which the adjournment is taken, will not be necessary. At an adjourned meeting at which a quorum is present, any business may be transacted which could have been transacted at the meeting originally called.

Section 7. Informal Action

If all the directors severally or collectively consent in writing to any action taken or to be taken by the corporation and the writing or writings evidencing their consent are filed with the secretary of the corporation, the action will be as valid as though it had been authorized at a meeting of the board.

Article VI. Officers and Agents

Section 1. Officers

The executive officers of the corporation will be chosen by the board of directors and may consist of a president, vice-president, secretary, and treasurer. Other officers, assistant officers, agents and employees that the board of directors from time to time may deem necessary may be elected by the board or be appointed in a manner prescribed by the board.

Two or more offices may be held by the same person. Officers will hold office until their successors are chosen and have qualified, unless they are sooner removed from office as provided in these bylaws.

Section 2. Vacancies

When a vacancy occurs in one of the executive offices by death, resignation or otherwise, it will be filled by the board of directors. The officer so selected will hold office until his or her successor is chosen and qualified.

Section 3. Salaries

The board of directors will fix the salaries of the officers of the corporation. The salaries of other agents and employees of the corporation may be fixed by the board of directors or by an officer to whom that function has been delegated by the board.

Section 4. Removal of Officers and Agents

An officer or agent of the corporation may be removed by a majority vote of the board of directors whenever in their judgment the best interests of the corporation will be served by the removal. The removal will be without prejudice to the contract rights, if any, of the person so removed.

Section 5. President: Powers and Duties

The president will be the chief executive officer of the corporation and will have general supervision of the business of the corporation. The president will preside at all meetings of shareholders and directors and discharge the duties of a presiding officer, may present at each annual meeting of the shareholders a report of the business of the corporation for the preceding fiscal year, and will perform whatever other duties the board of directors may from time to time prescribe.

Section 6. Vice-President: Powers and Duties

The vice-president will, in the absence or disability of the president, perform the duties and exercise the powers of the president. The vice-president also will perform whatever duties and have whatever powers the board of directors may from time to time assign him or her.

Section 7. Secretary: Powers and Duties

The secretary will attend all meetings of the directors and of the shareholders and will keep or cause to be kept a true and complete record of the proceedings of those meetings. The secretary will keep the corporate seal of the corporation, and when directed by the board of directors, will affix it to any instrument requiring it. The secretary will give, or cause to be given, notice of all meetings of the directors or of the shareholders and will perform whatever additional duties the board of directors and the president may from time to time prescribe.

Section 8. Treasurer: Powers and Duties

The treasurer will have custody of corporate funds and securities. The treasurer will keep full and accurate accounts of receipts and disbursements and will deposit all corporate moneys and other valuable effects in the name and to the credit of the corporation in a depository or depositories designated by the board of directors. The treasurer will disburse the funds of the corporation and will render to the president or the board of directors, whenever they may require it, an account of his or her transactions as treasurer and of the financial condition of the corporation.

Article VII. Share Certificates and Transfers of Shares

Section 1. Form of Shares

The Corporation may issue shares either in certificated or uncertificated form, as permitted under the Texas Business Organizations Code. Unless otherwise required by the Board of Directors, shares shall be issued in uncertificated form, and ownership shall be recorded in the Corporation's electronic stock ledger maintained by the Secretary or an authorized transfer agent.

Section 2. Certificated Shares

If certificated shares are issued, each certificate shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary and may bear the corporate seal or a facsimile thereof. The Board may determine the form of the certificate, consistent with applicable law.

Section 3. Legends and Notices

Whether shares are issued in certificated or uncertificated form, each record of ownership shall include appropriate notations concerning restrictions on transfer, including any rights of first refusal, buy-sell provisions, or other agreements that affect the shares.

Section 4. Electronic Share Register

The Corporation shall maintain an electronic share ledger recording the name, address, class, and number of shares held by each shareholder. The ledger shall be maintained securely and made available for inspection by shareholders as required by the Texas Business Organizations Code. The Secretary or designated transfer agent shall be responsible for maintaining the ledger and recording all share issuances, transfers, cancellations, and other changes.

Section 5. Registered Shareholders

The Corporation shall be entitled to treat the person listed in its electronic share ledger as the holder of record and owner in fact of the shares registered in that person's name. Except as otherwise provided by the laws of Texas or by court order, the Corporation shall not be required to recognize any equitable or other claim or interest in any shares on the part of any other person, regardless of notice to the contrary.

Section 6. Transfers of Shares

Transfers of shares shall be recorded in the Corporation's electronic share ledger only upon submission of proper documentation evidencing the transfer and, if applicable, satisfaction of any applicable restrictions or conditions on transfer. No physical certificate need be surrendered for uncertificated shares.

Transfers shall be subject to any rights of first refusal (ROFR), restrictions, or limitations as provided in these Bylaws, the Certificate of Formation, any shareholder agreement, or applicable law. Any shares subject to ROFR shall provide the Corporation a 30-day response period and the ability to match third-party offer terms.

Specifically, "Class A Common Stock" shall be subject to a ROFR, under which the Corporation (or its designee) shall have the right, but not the obligation, to purchase such shares on the same terms and conditions as those offered by a bona fide third-party purchaser.

Shares of other classes, including but not limited to "Class B Common Stock," shall not be subject to the ROFR unless otherwise specified in a written agreement or amendment to these Bylaws.

The Corporation may rely on its officers or designated transfer agent to process all transfers and update the share ledger accordingly.

Article VIII. Special Corporate Acts

Section 1. Execution of Written Instruments

Contracts, deeds, documents, and instruments will be executed by the president or the vice-president under the seal of the corporation affixed and attested by the secretary unless the board of directors will in a particular situation designate another procedure for their execution.

Section 2. Signing of Checks and Notes

Checks, notes, drafts, and demands for money will be signed by the officer or officers from time to time designated by the board of directors.

Article IX. Amendments

The power to amend or repeal these Bylaws, or to adopt a new code of bylaws, is reserved to the shareholders. Any such action must be approved by the affirmative vote of shareholders representing the majority of the total voting power of all shares entitled to vote at the time of such action.

For the avoidance of doubt, only shares with voting rights shall be counted toward the required threshold, and voting power shall be determined in accordance with the rights and preferences of each class or series of shares as set forth in the Corporation's Certificate of Formation or any applicable shareholders agreement.

Signed: *Jonathan Minerick*

By: Jonathan Minerick

Title: CEO

Date: 7/24/2025

Jonathan Minerick
Digitally signed by Jonathan Minerick
Date: 2025.07.30 17:04:20 -04'00'

EXHIBIT E: CLASS B COMMON STOCK SHAREHOLDER AGREEMENT

CLASS B COMMON STOCK SHAREHOLDER AGREEMENT

APAUS, INC.

This **Class B Common Stock Shareholder Agreement** ("Agreement") is made and entered into as of _____, by and between the following parties:

1. **APAUS, INC. (DBA homecoin.com)**, a corporation organized and existing under the laws of the State of Texas ("Company"); and

2. _____ ("Shareholder").

RECITALS

WHEREAS, the Company has authorized multiple classes of common stock, including Class B Common Stock;

WHEREAS, the Shareholder owns or will own shares of Class B Common Stock of the Company;

WHEREAS, the parties desire to set forth their respective rights and obligations with respect to the Class B Common Stock;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. DEFINITIONS

1.1 Class B Common Stock: The Class B Common Stock of the Company, no par value per share.

1.2 Shares: The shares of Class B Common Stock owned by the Shareholder as set forth in the Company's stock ledger and any additional shares of Class B Common Stock that may be acquired by the Shareholder.

1.3 Board: The Board of Directors of the Company.

1.4 Voting Stock: All classes and series of the Company's capital stock entitled to vote on matters presented to shareholders.

2. SHARE OWNERSHIP AND CHARACTERISTICS

2.1 Non-Voting Rights: The Shares shall have no voting rights except as may be required by the Texas Business Organizations Code or other applicable law. The Shareholder acknowledges that the Shares do not entitle the holder to vote on any matter presented to the Company's shareholders, including but not limited to:

- Election of directors
- Approval of major corporate transactions
- Amendment of the Company's certificate of formation or bylaws
- Any other matter requiring shareholder approval

2.2 Economic Rights: Subject to the terms of this Agreement and the Company's certificate of formation, the Shares shall be entitled to:

- Participate in dividends declared by the Board on a pro rata basis with other shares of Class B Common Stock
- Participate in distributions upon liquidation on a pro rata basis with other shares of Class B Common Stock, after satisfaction of any preferences of senior securities

3. TRANSFER OF SHARES

3.1 Regulation CF Restrictions: The Shareholder acknowledges and agrees that if the Shares were acquired pursuant to an offering made under Regulation Crowdfunding, the Shares are subject to the transfer restrictions and resale limitations imposed by federal securities laws, including a one-year holding period under 17 CFR § 227.501.

3.2 Transfer Notice and Documentation: Prior to any transfer, the transferring Shareholder shall provide the Company with:

- Written notice of the proposed transfer at least ten (10) business days in advance. Notice shall be delivered via the homecoin investor portal, located at invest.homecoin.com, which is available for Shareholders to log in and transfer shares electronically. If the portal is unavailable, notice may be delivered in accordance with Section 10.6 of this Agreement.
- The proposed transferee's full legal name, address, and email.
- The number of Shares to be transferred and the consideration (if any)

The Company reserves the right to request additional information about the proposed transferee to ensure compliance with applicable law and the Company's governing documents. All transfers shall be subject to compliance with applicable securities laws.

3.3 Transferee Agreement: As a condition of any transfer, the transferee must execute and deliver to the Company a written agreement (in form reasonably acceptable to the Company) agreeing to be bound by the terms of this Agreement. No transfer shall be recorded on the Company's books until such agreement is received.

3.4 Company Records: The Company shall update its stock ledger to reflect transfers only after receipt of:

- Proper transfer documentation as specified in Section 3.2
- The transferee's written agreement as specified in Section 3.3
- Any applicable transfer taxes or fees, which are the responsibility of the transferor

3.5 Non-Compliance: Failure to comply with the notice and documentation requirements of this Section 3 shall not invalidate a transfer as between the transferor and transferee, but the Company may refuse to recognize such transfer on its books until all requirements are satisfied.

4. INFORMATION RIGHTS

4.1 Statutory Rights: The Shareholder shall have inspection and information rights as provided under the Texas Business Organizations Code and other applicable law.

4.2 Financial Reporting: The Company shall make available to all holders of Class B Common Stock the following reports:

    (a) Annual Report: Within 120 days after the end of each fiscal year, an annual report containing a balance sheet, income statement, and statement of cash flows for the preceding fiscal year. These reports may be unaudited unless otherwise required by law or regulation.

    (b) Quarterly Updates: Within 60 days after the end of each of the first three fiscal quarters, an unaudited balance sheet and income statement for such quarter.

Reports may be distributed via email, investor portal, or other electronic means at the Company's discretion.

4.3 Discretionary Disclosures: The Company may, in its sole discretion, provide additional business, operational, or financial information to holders of Class B Common Stock, but shall have no obligation to do so under this Agreement beyond the disclosures set forth above.

5. DIVIDEND RIGHTS

5.1 Dividend Participation: Holders of Class B Common Stock shall be entitled to receive dividends when, as, and if declared by the Board, on a pro rata basis with other holders of Class B Common Stock.

5.2 No Dividend Preferences: Class B Common Stock shall have no dividend preferences over other classes of common stock, except as may be specifically provided in the Company's certificate of formation.

6. LIQUIDATION RIGHTS

6.1 Senior Securities: The Company may issue securities senior to the Class B Common Stock, including preferred stock with liquidation preferences, without further consent from Class B shareholders.

6.2 Liquidation Participation: Upon any liquidation, dissolution, or winding up of the Company, holders of Class B Common Stock shall be entitled to receive their pro rata share of assets available for distribution to common shareholders, after payment of all debts and obligations and any liquidation preferences of senior securities.

6.3 Deemed Liquidation: For purposes of this Agreement, a merger, consolidation, or sale of all or substantially all of the Company's assets shall not be deemed a liquidation event unless specifically treated as such under the Company's certificate of formation.

7. REPRESENTATIONS AND WARRANTIES

7.1 Company Representations: The Company represents and warrants that:

- It is duly organized and validly existing under Texas law
- It has full corporate power and authority to enter into this Agreement
- This Agreement has been duly authorized by all necessary corporate action

7.2 Shareholder Representations: The Shareholder represents and warrants that:

- They have full legal capacity to enter into this Agreement
- The execution and performance of this Agreement will not violate any other agreement to which they are bound

8. CONFIDENTIALITY

8.1 Confidential Information: The Shareholder agrees to maintain in confidence any material, non-public information received from the Company, including but not limited to:

- Financial information and projections
- Business plans and strategies
- Customer and supplier information
- Proprietary technology and trade secrets

8.2 Exceptions: The confidentiality obligation shall not apply to information that:

- Is or becomes publicly available through no breach of this Agreement
- Is rightfully received from a third party without breach of confidentiality
- Is required to be disclosed by law or court order (with prior notice to the Company if possible)

8.3 Duration: The confidentiality obligations shall survive termination of this Agreement for a period of three (3) years.

9. DISPUTE RESOLUTION

9.1 Good Faith Negotiations: The parties agree to attempt to resolve any disputes arising under this Agreement through good faith negotiations for a period of thirty (30) days.

9.2 Mediation: If good faith negotiations fail, the parties agree to submit the dispute to non-binding mediation before a mutually agreed mediator in Travis County, Texas.

9.3 Arbitration: If mediation is unsuccessful, any remaining dispute shall be resolved through binding arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, conducted in Travis County, Texas. The Shareholder acknowledges that this arbitration provision was disclosed prior to purchase of the Shares and agrees to be bound by it.

9.4 Costs: Each party shall bear their own costs and attorneys' fees, except that the prevailing party in arbitration may be awarded reasonable attorneys' fees and costs at the arbitrator's discretion.

10. GENERAL PROVISIONS

10.1 Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles.

10.2 Entire Agreement: This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings.

10.3 Amendment: This Agreement may be amended only by written instrument signed by the Company and holders of a majority of the outstanding Class B Common Stock that actually vote on the proposed amendment, provided that holders of at least twenty-five percent (25%) of the outstanding Class B Common Stock participate in the vote.

10.4 Severability: If any provision of this Agreement is held invalid or unenforceable, the remainder shall continue in full force and effect.

10.5 Counterparts: This Agreement may be executed in counterparts, including electronic signatures, each of which shall be deemed an original.

10.6 Notice: All notices required hereunder shall be in writing and delivered by email (with confirmation of receipt), certified mail, or the investor portal to the addresses set forth below:

To Company:

WeWork % homecoin.com

600 B St

Ste 300

San Diego, CA 92101

Email: investors@homecoin.com

Investor portal: invest.homecoin.com

To Shareholder: As noted below on the signature page

10.7 Binding Effect: This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, successors, and assigns.

10.8 Termination: This Agreement shall terminate upon the earliest of:

- Written agreement of the Company and holders of a majority of Class B Common Stock
- Liquidation or dissolution of the Company
- The Shareholder no longer owns any Class B Common Stock

Notwithstanding the foregoing, the following provisions shall survive termination of this Agreement: Section 7 (Representations and Warranties), Section 8 (Confidentiality), Section 9 (Dispute Resolution), Section 10.1 (Governing Law), Section 10.4 (Severability), and Section 10.7 (Binding Effect).

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

APAUS, INC.

Sign: ___________________________________

Date: ________________

Printed Name: __________________________________

Title: ________________

SHAREHOLDER

Sign: _____

Date: _____

Printed Name: _____

Address:

_____

_____

Email: _____

Number of Class B Common Shares: _____

Date of Initial Issuance: _____

EXHIBIT F: 2022 EQUITY INCENTIVE PLAN

TABLE OF CONTENTS

APAUS, INC. 2022 EQUITY INCENTIVE PLAN

1. Purpose; Eligibility.

   1.1 General Purpose.

The name of this plan is the Apaus, Inc. 2022 Equity Incentive Plan (the "**Plan**"). The purposes of the Plan are to: **(a)** enable Apaus, Inc., a Delaware corporation (the "**Company**"), to attract and retain the types of Employees, Consultants and Directors who will contribute to the Company's long range success; **(b)** provide incentives that align the interests of Employees, Consultants and Directors with those of the shareholders of the Company; and **(c)** promote the success of the Company's business.

   1.2 Eligible Award Recipients.

The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates.

   1.3 Available Awards.

Awards that may be granted under the Plan include Restricted Stock Units.

2. Definitions.

   "**Affiliate**" means a corporation or other entity that, directly or through one or more intermediaries, is controlled by, or is under common control with, the Company.

   "**Applicable Laws**" means the requirements related to or implicated by the administration of the Plan under applicable state corporate law, United States federal and state securities laws, the Code and the applicable laws of any foreign country or jurisdiction where Awards are granted.

   "**Award**" means any right granted under the Plan, including a Restricted Stock Unit Award.

   "**Award Agreement**" means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

   "**Board**" means the Board of Directors of the Company, as constituted at any time.

   "**Cause**" means, unless the applicable Award Agreement provides otherwise, with respect to Employee or Consultant:

      (a) If the Employee or Consultant is a party to an employment or service agreement with the Company or an Affiliate and such agreement provides for a definition of Cause, the definition contained therein; or

      (b) If no such agreement exists, or if such agreement does not define Cause:

         (i) failure to perform such duties as are reasonably requested by the Board;

         (ii) material breach of any agreement with the Company or an Affiliate, or a material violation of the Company's or an Affiliate's code of conduct or other written policy;

         (iii) commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate;

(iv) use of illegal drugs or abuse of alcohol that materially impairs the Participant's ability to perform his or her duties to the Company or an Affiliate; or

(v) gross negligence or willful misconduct with respect to the Company or an Affiliate.

The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

"**Change in Control**" means:

(a) One Person (or more than one Person acting as a group) acquires ownership of stock of the Company that, together with the stock held by such Person or group, constitutes more than 75% of the total fair market value or total voting power of the stock of the Company; provided, that, a Change in Control shall not occur if any Person (or more than one Person acting as a group) owns more than 51% of the total fair market value or total voting power of Company's stock *and acquires additional stock*;

(b) One Person (or more than one Person acting as a group) acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) ownership of the Company's stock possessing 50% or more of the total voting power of the stock of such corporation;

(c) One Person (or more than one Person acting as a group), acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) assets from the Company that have a total gross fair market value equal to or more than 75% of the total gross fair market value of all of the assets of the Company immediately before such acquisition(s).

"**Code**" means the Internal Revenue Code of 1986, as it may be amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

"**Committee**" means a committee of one or more members of the Board appointed by the Board to administer the Plan in accordance with sections 3.4 and 3.5 or if no one is selected, the Board itself.

"**Company**" means Apaus, Inc. a Delaware corporation, and any successor thereto.

"**Consultant**" means any individual who is engaged by the Company or any Affiliate to render consulting or advisory services, whether or not compensated for such services.

"**Continuous Service**" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Consultant, Advisor, or Director, is not interrupted or terminated. The Participant's Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant, Advisor, or Director or a change in the entity for which the Participant renders such service, *provided that* there is no interruption or termination of the Participant's Continuous Service; *provided further that* if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code. For example, a change in status from an Employee of the Company to a Director of an Affiliate will not constitute an interruption of Continuous Service. The Committee or its delegate, in its sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave-of-absence approved by that party, including sick leave, military leave or any other personal or family leave-of-absence.

"**Detrimental Activity**" means any of the following: (i) unauthorized disclosure of any confidential or proprietary information of the Company or any of its Affiliates; (ii) any activity that would be grounds to terminate the Participant's employment or service with the Company or any of its subsidiaries for Cause; (iii) the breach of any non-competition, non-solicitation, non-disparagement or other agreement containing restrictive covenants, with the Company or its Affiliates; (iv) fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion; or (v) any other conduct or act determined to be materially injurious, detrimental or prejudicial to any interest of the Company or any of its Affiliates, as determined by the Committee in its sole discretion.

"**Director**" means a member of the Board.

"**Disability**" means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. The Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates.

"**Effective Date**" shall mean the date as of which this Plan is adopted by the Board.

"**Employee**" means any person, including an officer or Director, employed by the Company or an Affiliate. Mere service as a Director or payment of a director's fee by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or an Affiliate.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and any successor thereto.

"**Fair Market Value**" means, on a given date, (i) if there is a public market for the shares of Common Stock on such date, the closing price of the shares as reported on such date on the principal national securities exchange on which the shares are listed or, if no sales of shares have been reported on any national securities exchange, then the immediately preceding date on which sales of the shares have been so reported or quoted, and (ii) if there is no public market for the shares of Common Stock on such date, then the fair market value shall be determined by the Committee in good faith after taking into consideration all factors which it deems appropriate, including, without limitation, Sections 409A and 422 of the Code.

"**Grant Date**" means the date on which the Committee adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

"**Participant**" means an eligible person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

"**Permitted Transferee**" means: (a) a member of the Participant's immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any person sharing the Participant's household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, and any other entity in which these persons (or the Participant) own more than 50% of the voting interests; or

(b) such other transferees as may be permitted by the Committee in its sole discretion; provided that, unless otherwise determined by the Committee, no person shall be a Permitted Transferee unless he or she executes and becomes a party to the Shareholders' Agreement.

"**Person**" means any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

"**Plan**" means this Apaus, Inc. 2022 Equity Incentive Plan, as amended and/or amended and restated from time to time.

"**Restricted Award**" has the meaning set forth in section 6.

"**Restricted Period**" has the meaning set forth in section 6.

"**Restricted Stock Unit**" means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant provide Continuous Service for a specified period of time) granted under paragraph 6 of the Plan.

"**Shareholders' Agreement**" means the Shareholders' Agreement by and among the Company and its shareholders as in effect from time to time.

3. Administration.

3.1 Authority of Committee.

The Plan shall be administered by the Committee or, in the Board's sole discretion, by the Board itself. Subject to the terms of the Plan, the Committee's charter if applicable, and in addition to other express powers and authorization conferred by the Plan, the Committee shall have the authority:

(a)   to construe and interpret the Plan and apply its provisions;

(b)   to promulgate, amend, and rescind rules and regulations relating to the administration of the Plan;

(c)   to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;

(d)   to delegate its authority to one or more officers of the Company;

(e)   to determine when Awards are to be granted under the Plan and the applicable Grant Date;

(f)   from time to time to select, subject to the limitations set forth in this Plan, those Participants to whom Awards shall be granted;

(g)   to determine the number of shares of Common Stock to be made subject to or in reference of in each Award;

(h)   to prescribe the terms and conditions of each Award, including, without limitation, the medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such grant;

(i)   to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; *provided, however*, that if any such amendment impairs a Participant's rights or increases a Participant's obligations under his or her Award or creates or increases a Participant's federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant's consent;

(j)   to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company's employment policies;

(k)   to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments;

(l)   to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; and

(m)   to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan.

3.2   Acquisitions and Other Transactions.

The Committee may, from time to time, assume outstanding awards granted by another entity, whether in connection with an acquisition of such other entity or otherwise, by either (i) granting an Award under the Plan in replacement of or in substitution for the award assumed by the Company, or (ii) treating the assumed award as if it had been granted under the Plan if the terms of such assumed award could be applied to an Award granted under the Plan. Such assumed award shall be permissible if the holder of the assumed award would have been eligible to be granted an Award hereunder if the other entity had applied the rules of this Plan to such grant.

The Committee may also grant Awards under the Plan in settlement of or in substitution for outstanding awards or obligations to grant future awards in connection with the Company or an Affiliate acquiring another entity, an interest in another entity, or an additional interest in an Affiliate whether by merger, stock purchase, asset purchase or other form of transaction.

3.3   Committee Decisions Final.

All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on the Company and the Participants, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.4   Delegation.

The Committee, or if no Committee has been appointed, the Board, may delegate administration of the Plan to a committee or committees of one or more members of the Board, and the term "**Committee**" shall apply to any person or persons to whom such authority has been delegated. The Committee shall have the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board or the Committee shall thereafter be to the committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board.

The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. The members of the Committee shall be appointed by and serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the Committee, add additional members to, remove members (with or without cause) from, appoint new members in substitution therefore, and fill vacancies, however caused, in the Committee. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a Committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members and minutes shall be kept of all of its meetings and copies thereof shall be provided to the Board.

Subject to the limitations prescribed by the Plan and the Board, the Committee may establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

3.5 Committee Composition.

Except as otherwise determined by the Board, the Committee shall consist solely of one or more Directors appointed to the Committee from time to time by the Board.

3.6 Indemnification.

In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by Applicable Laws, the Committee shall be indemnified by the Company against the reasonable expenses, including attorney's fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the Committee may be party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted under the Plan, and against all amounts paid by the Committee in settlement thereof (*provided, however*, that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by the Committee in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee did not act in good faith and in a manner which such person reasonably believed to be in the best interests of the Company, or in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; *provided, however*, that within 60 days after institution of any such action, suit or proceeding, such Committee shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

4. Shares Subject to the Plan.

4.1   Subject to adjustment in accordance with section 10, a total of 288 shares of Common Stock shall be available for the grant of Awards under the Plan. During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards.

4.2   Shares of Common Stock available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

4.3   Any shares of Common Stock subject to an Award that is canceled, forfeited or expires prior to exercise or realization, either in full or in part, shall again become available for issuance under the Plan. Notwithstanding anything to the contrary contained herein: shares subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such shares are shares delivered or withheld by the Company to satisfy any tax withholding obligation.

4.4   If the Committee authorizes the assumption of awards pursuant to sections 3.2 or 12.1 hereof, the assumption will reduce the number of shares available for issuance under the Plan in the same manner as if the assumed awards had been granted under the Plan.

5. Eligibility.

5.1 Eligibility for Specific Awards.

All employees, directors, advisors, and consultants who have provided services for at least 30 days may be eligible for an award under this Plan, subject to the Committee's discretion.

6. Restricted Awards.

A **Restricted Award** is an Award of hypothetical Common Stock Units ("**Restricted Stock Units**") having a value equal to the Fair Market Value of an identical number of shares of Common Stock. Restricted Awards may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the "**Restricted Period**") as the Committee shall determine. Each Restricted Award granted under the Plan shall be evidenced by an Award Agreement. Each Restricted Award so granted shall be subject to the conditions set forth in this Section 6, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

6.1 Restricted Stock Units.

The terms and conditions of a grant of Restricted Stock Units shall be reflected in an Award Agreement. No shares of Common Stock shall be issued at the time a Restricted Stock Unit is granted, and the Company will not be required to set aside funds for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

6.2 Restrictions.

(a) Restrictions on Restricted Stock Units. Restricted Stock Units awarded to a Participant shall be subject to **(A)** forfeiture until the expiration of the Restricted Period and satisfaction of any applicable performance goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Stock Units are forfeited, all rights of the Participant to such Restricted Stock Units shall terminate without further obligation on the part of the Company and **(B)** such other terms and conditions as may be set forth in the applicable Award Agreement.

(b) Committee Discretion to Remove Restrictions. The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock or Restricted Stock Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the Grant Date, such action is appropriate.

6.3 Restricted Period.

The Restricted Period shall commence on the Grant Date and end at the time or times set forth on a schedule established in the applicable Award Agreement; *provided, however*, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Restricted Award at any time and for any reason. The Committee may, but shall not be required to, provide for an acceleration of vesting in the terms of any Award Agreement upon the occurrence of a specified event.

6.4 Delivery of Restricted Stock and Settlement of Restricted Stock Units.

Upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one share of Common Stock for each outstanding Restricted Stock Unit; *provided, however,* that if explicitly provided in the Award Agreement, the Committee may, in its sole discretion, elect to pay part cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock for vested Restricted Stock Units. If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the Restricted Period lapsed. No Restricted Award may be granted or settled for a fraction of a Common Stock.

7. Securities Law Compliance.

7.1 Securities Registration.

No Awards shall be granted under the Plan unless and until the Company and/or the Participant have complied with all applicable federal and state registration, listing and/or qualification requirements and all other requirements of law or of any regulatory agencies having jurisdiction.

7.2 Representations; Legends.

The Committee may, as a condition to the grant of any Award under the Plan, require a Participant to (i) represent in writing that the shares of Common Stock received in connection with such Award are being acquired for investment and not with a view to distribution and (ii) make such other representations and warranties as are deemed appropriate by counsel to the Company. Each certificate representing shares of Common Stock acquired under the Plan shall bear a legend in such form as the Company deems appropriate.

8. Use of Proceeds from Stock.

Proceeds from the sale of Common Stock pursuant to Awards shall constitute general funds of the Company.

9. Miscellaneous.

9.1 Acceleration of Exercisability and Vesting.

The Committee shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

9.2 Shareholder Rights.

Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to an Award unless and until such Participant has satisfied all requirements for settlement of the Award pursuant to its terms (including any obligation to execute the Shareholders' Agreement) and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such Common Stock is issued, except as provided in section 9 hereof.

9.3 No Employment or Other Service Rights.

Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee with or without notice and with or without Cause or (b) the service of a Director pursuant to the By-laws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

9.4 Withholding Obligations.

To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant may satisfy any federal, state or local tax withholding obligation relating to the acquisition of Common Stock under an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means:

(a) tendering a cash payment; (b) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the acquisition of Common Stock under the Award, *provided, however*, that no shares of Common Stock are withheld with a value exceeding the maximum amount of tax required to be withheld by law; or (c) delivering to the Company previously owned and unencumbered shares of Common Stock of the Company.

10. Adjustments Upon Changes in Stock.

In the event of changes in the outstanding Common Stock or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the Grant Date of any Award, Awards granted under the Plan and any Award Agreements, will be equitably adjusted or substituted, as to the number, price or kind of a share of Common Stock or other consideration subject to such Awards to the extent necessary to preserve the economic intent of such Award..

11. Effect of Change in Control.

11.1 In the event of a Change in Control, the Committee may, but shall not be obligated to:

(a) accelerate, vest or cause the restrictions to lapse with respect to all or any portion of any Award;

(b) cancel Awards and cause to be paid to the holders of vested Awards the value of such Awards, if any, as determined by the Committee, in its sole discretion;

(c) provide for the issuance of substitute Awards or the assumption or replacement of such Awards; or

(d) provide written notice to Participants that for a period of at least ten days prior to the Change in Control, such Awards shall be exercisable, to the extent applicable, as to all shares of Common Stock subject thereto and upon the occurrence of the Change in Control, any Awards not so exercised shall terminate and be of no further force and effect.

11.2 The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Affiliates, taken as a whole.

12. Amendment of the Plan and Awards.

12.1 Amendment of the Plan.

The Board at any time, and from time to time, may amend or terminate the Plan. However, except as provided in section 10 relating to adjustments upon changes in Common Stock and section 12.3, no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy any Applicable Laws. At the time of such amendment, the Board shall determine, upon advice from counsel, whether such amendment will be contingent on shareholder approval.

12.2 Shareholder Approval.

The Board may, in its sole discretion, submit any other amendment to the Plan for shareholder approval.

12.3 Contemplated Amendments.

It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees, Consultants and Directors with the maximum benefits provided or to be provided under the provisions of the Code.

12.4 No Impairment of Rights.

Rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

12.5 Amendment of Awards.

The Committee at any time, and from time to time, may amend the terms of any one or more Awards; *provided, however*, that the Committee may not affect any amendment which would otherwise constitute an impairment of the rights under any Award unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

13. General Provisions.

13.1 Clawback; Forfeiture.

Notwithstanding anything to the contrary contained herein, the Committee may, in its sole discretion, provide in an Award Agreement or otherwise that the Committee may cancel such Award if the Participant has engaged in or engages in any Detrimental Activity. The Committee may, in its sole discretion, also provide in an Award Agreement or otherwise that (i) if the Participant has engaged in or engages in Detrimental Activity, the Participant will forfeit any gain realized on the vesting, exercise or settlement of any Award, and must repay the gain to the Company and (ii) if the Participant receives any amount in excess of what the Participant should have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), then the Participant shall be required to repay any such excess amount to the Company. Without limiting the foregoing, all Awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with Applicable Laws.

13.2 Shareholders' Agreement.

In connection with the grant, vesting and/or exercise of any Award under the Plan, the Committee may require a Participant to execute and become a party to the Shareholders' Agreement as a condition of such grant and/or vesting. The Shareholders' Agreement may contain restrictions on the transferability of shares of Common Stock acquired under the Plan (such as a right of first refusal or a prohibition on transfer) and such shares may be subject to call rights and drag-along rights of the Company and certain of its investors. The Company shall also have any repurchase rights set forth in the Shareholders' Agreement or any Award Agreement.

13.3 Sub-plans.

The Committee may from time to time establish sub-plans under the Plan for purposes of satisfying blue sky, securities, tax or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans shall contain such limitations and other terms and conditions as the Committee determines are necessary or desirable. All sub-plans shall be deemed a part of the Plan, but each sub-plan shall apply only to the Participants in the jurisdiction for which the sub-plan was designed.

13.4 Unfunded Plan.

The Plan shall be unfunded. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan.

13.5 Deferral of Awards.

The Committee may establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that, absent the election, would entitle the Participant to payment or receipt of consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Committee deems advisable for the administration of any such deferral program.

13.6 Recapitalizations.

Each Award Agreement shall contain provisions required to reflect the provisions of section 10.

13.7 Delivery.

Upon exercise of a right granted under this Plan, the Company shall issue Common Stock or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of this Plan, 30 days shall be considered a reasonable period of time.

13.8 No Fractional Shares.

No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional shares of Common Stock or whether any fractional shares should be rounded, forfeited or otherwise eliminated.

13.9 Other Provisions.

The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with this Plan, including, without limitation, restrictions upon the exercise of the Awards, as the Committee may deem advisable.

13.10   Section 409A.

The Plan is intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the "short-term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Participant's termination of Continuous Service shall instead be paid on the first payroll date after the six-month anniversary of the Participant's separation from service (or the Participant's death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.

13.11   Beneficiary Designation.

Each Participant under the Plan may from time to time name any beneficiary or beneficiaries by whom any right under the Plan is to be exercised in case of such Participant's death. Each designation will revoke all prior designations by the same Participant, shall be in a form reasonably prescribed by the Committee and shall be effective only when filed by the Participant in writing with the Company during the Participant's lifetime.

13.12   Expenses.

The costs of administering the Plan shall be paid by the Company.

13.13   Severability.

If any of the provisions of the Plan or any Award Agreement is held to be invalid, illegal or unenforceable, whether in whole or in part, such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

13.14   Plan Headings.

The headings in the Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.

13.15   Non-Uniform Treatment.

The Committee's determinations under the Plan need not be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.

14. Termination or Suspension of the Plan.

The Plan shall terminate automatically on January 1, 2032. No Award shall be granted pursuant to the Plan after such date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to section 12.1 hereof. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

15. Choice of Law.

The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of law rules.

As adopted by the Board of Directors of Apaus, Inc. on January 1, 2022.

As approved by the shareholders of Apaus, Inc. on January 3, 2022.

EXHIBIT G: TEST THE WATERS COMMUNICATIONS

Join the Real Estate Revolution

Interested in investing in homecoin?

We are evaluating options for growth capital and seeking "indications of interest" pursuant to regulation CF under the Securities Act of 1933. Provide your email below to stay informed of any potential offering.

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DISCLAIMER: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Metrics

New Customers by Month   ### Cumulative Listings



3,797 new customers in 2024   **+97% YoY**



4,375 listings in 2024   **+62% YoY**

Key Team Members



Jon Minerick

CEO

#4 broker in United States. Licensed in 36 states. 15 years at homecoin.com.



John Cannata

Software Engineer

39+ years as software engineer and consultant. 4 years at homecoin.com.





Rob Minerick

Software Engineer

24+ years as software engineer and consultant.
3 years at homecoin.com.

Kirsten Uy

Operations Manager

5 years at homecoin.com.

Industry Future

We believe software will fundamentally change the way we buy and sell real estate. We believe software, empowered by agents, will make real estate transactions 10x cheaper, faster, and deliver a substantially better customer experience.

"Absolutely the best deal in my life." via Yelp!

"I literally have never dealt with a company that has 100% perfect product coupled with 100% perfect customer service.....at an extreme discount." via Yelp!



Indications of Interest

The company is seeking "indications of interest" pursuant to regulation CF under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under regulation CF, it may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under regulation CF. If the company does go ahead with an offering, no offer to buy the securities can be accepted and no part of the purchase price can be received until it has filed an offering statement with the securities and exchange commission (SEC) and only then accepted through the intermediary's platform. The information in that offering statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the SEC before investing. No money or other consideration is being solicited with the indications of interest, and if sent in response, will not be accepted. Indications of interest involve no obligation or commitment of any kind.

Forward Looking Statements

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. the company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.